Filed Pursuant to Rule 424(b)(2)

Registration No. 333-190388-01

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price	Proposed maximum aggregate offering price	Amount of registration fee (1)(2)
2.000% Series First Mortgage Bonds due 2018	$100,000,000	99.622%	$ 99,622,000	$13,588
3.400% Series First Mortgage Bonds due 2023	$250,000,000	99.697%	$249,242,500	$33,997
4.625% Series First Mortgage Bonds due 2043	$100,000,000	99.373%	$ 99,373,000	$13,555
Total	$450,000,000		$448,237,500	$61,140

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, unused filing fees of $24,955 have already been paid with respect to unsold securities that were previously registered pursuant to Registration Statement No. 333-165974 filed by Laclede Gas Company on April 9, 2010 and such amount is offset against the registration fee due for this offering.

PROSPECTUS SUPPLEMENT

(to Prospectus dated August 6, 2013)

$450,000,000

Laclede Gas Company

$100,000,000 2.000% Series First Mortgage Bonds due 2018

$250,000,000 3.400% Series First Mortgage Bonds due 2023

$100,000,000 4.625% Series First Mortgage Bonds due 2043

Laclede Gas Company is offering $100,000,000 aggregate principal amount of its 2.000% Series First Mortgage Bonds due 2018, which we refer to as the 2018 Bonds, $250,000,000 aggregate principal amount of its 3.400% Series First Mortgage Bonds due 2023, which we refer to as the 2023 Bonds, and $100,000,000 aggregate principal amount of its 4.625% Series First Mortgage Bonds due 2043, which we refer to as the 2043 Bonds, and, together with the 2018 Bonds and 2023 Bonds, the Bonds, as described under “Description of First Mortgage Bonds” in the accompanying prospectus. The Bonds will be our senior secured obligations and will rank equally with all of our other existing and future senior secured indebtedness.

Interest on the Bonds will be payable semi-annually on February 15 and August 15 of each year, beginning on February 15, 2014, and at maturity. The 2018 Bonds will mature on August 15, 2018, the 2023 Bonds will mature on August 15, 2023 and the 2043 Bonds will mature on August 15, 2043.

We may redeem some or all of the Bonds from time to time prior to their maturity at the redemption prices more fully described under the heading “Description of the Bonds — Optional Redemption” in this prospectus supplement. We intend to use the net proceeds of this offering, together with other funds, to finance the MGE Acquisition (as defined herein) as described under “Use of Proceeds” in this prospectus supplement. If the MGE Acquisition is not consummated by May 31, 2014 or the related MGE acquisition agreement is terminated at any time prior to May 31, 2014, we must redeem all of the Bonds under the circumstances and at the redemption price described under the heading “Description of the Bonds — Special Mandatory Redemption” in this prospectus supplement. For a more detailed description of the Bonds, see “Description of the Bonds” beginning on page S-23 of this prospectus supplement.

Investing in the Bonds involves risks. Please see “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Laclede
Per 2018 Bond	99.622%	0.600%	99.022%
2018 Bond Total	$99,622,000	$600,000	$99,022,000
Per 2023 Bond	99.697%	0.650%	99.047%
2023 Bond Total	$249,242,500	$1,625,000	$247,617,500
Per 2043 Bond	99.373%	0.875%	98.498%
2043 Bond Total	$99,373,000	$875,000	$98,498,000

(1)	Plus accrued interest, if any, from August 13, 2013, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Bonds in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, societe anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about August 13, 2013.

Wells Fargo Securities

US Bancorp

Fifth Third Securities, Inc.	Commerce Bank — Capital Markets Group	UMB Financial Services, Inc.

The date of this prospectus supplement is August 6, 2013.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the date on the front of this prospectus supplement, the date of the accompanying prospectus or the date of such free writing prospectus, as applicable.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the Bonds that we are selling in this offering and about the offering itself. The second part is the accompanying prospectus, which provides more general information, some of which does not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus or any related free writing prospectus, you should rely on the information contained in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, the Bonds and other information you should know before investing in the Bonds. Before purchasing any Bonds, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information” in this prospectus supplement.

The terms “we,” “our,” “us” and “Laclede” refer to Laclede Gas Company unless the context suggests otherwise. The term “you” refers to a prospective investor.

FORWARD-LOOKING STATEMENTS

Certain matters contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;

•

volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;

•

changes in gas supply and pipeline availability, including decisions by natural gas producers to reduce production or shut in producing natural gas wells, as well as other changes that impact supply for and access to our service area;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

•	allowed rates of return

•	incentive regulation

•	industry structure

•	purchased gas adjustment provisions

•	rate design structure and implementation

•	regulatory assets

•	non-regulated and affiliate transactions

•	franchise renewals

•	environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change and pipeline safety

•	taxes

•	pension and other postretirement benefit liabilities and funding obligations

•	accounting standards, including the effect of potential changes relative to adoption of or convergence with international accounting standards;

•	the results of litigation;

•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;

•

capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

In addition, actual results may differ materially from those contemplated in any forward-looking statement due to:

•	the timing and likelihood of the closing of the purchase of substantially all of the assets and liabilities of Missouri Gas Energy, or MGE, from Southern Union Company, or SUG; and

•

the other factors discussed in “Risks Related to the Utility’s Acquisition Agreement with Southern Union Company” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which is incorporated herein by reference.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this prospectus supplement and the accompanying prospectus and the information incorporated by reference therein. All forward-looking statements made or incorporated by reference in this prospectus supplement and the accompanying prospectus rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, this summary is not complete and does not contain all of the information that you should consider before investing in the Bonds. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus supplement. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included under “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement, as well as the “Risk Factors” sections in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Laclede Gas Company

Laclede Gas Company is the largest natural gas distribution utility in Missouri, founded in 1857 as The Laclede Gas Light Company. Laclede provides natural gas service to approximately 630,000 residential, commercial and industrial customers in metropolitan St. Louis and surrounding counties in eastern Missouri as of June 30, 2013. The population of its service territory is approximately 2.2 million, which represents approximately 36% of the population of the State of Missouri. Of Laclede’s revenues in 2012, approximately 64% were from residential customers, 21% from commercial and industrial customers, 12% from off-system sales and capacity release, 2% transportation and 1% interruptible. We employed 1,641 persons at September 30, 2012.

We are a wholly-owned subsidiary of The Laclede Group, Inc. (NYSE:LG), which we refer to as Laclede Group, a holding company, and we contributed approximately 68% of Laclede Group’s consolidated operating revenues for the fiscal year ended September 30, 2012.

We continue to invest in our distribution system, further promoting its safety and reliability. In fiscal year 2012, through our accelerated cast iron main replacement program, we replaced 41 miles of cast iron main, nearly doubling the amount of cast iron main replaced in fiscal year 2011. The amounts spent for these replacements are recoverable through our infrastructure system replacement surcharge, a mechanism approved by the Missouri Public Service Commission, or MoPSC, that allows us to recover from our customers, between base rate cases, surcharges for the capital costs associated with main replacement. In addition, in July 2013, we completed a three-year project, referred to as newBLUE, to replace our core information technology systems. The initial phase of this project, which included the new financial reporting system, was implemented in the first quarter of fiscal year 2013.

Our capital expenditures are expected to be approximately $117 million in fiscal year 2013, as compared to $106.7 million for fiscal 2012, $67.3 million for fiscal 2011 and $56.2 million for fiscal 2010. The increasing capital expenditures are primarily attributable to additional expenditures for distribution plant and information technology investments.

Our principal offices are located at 720 Olive Street, St. Louis, Missouri, 63101 and our telephone number is 314-342-0500.

Pending MGE Acquisition

On December 14, 2012, Laclede Group, through two wholly owned subsidiaries, Plaza Missouri Acquisition, Inc., or Plaza Missouri, and Plaza Massachusetts Acquisition, Inc., or Plaza Massachusetts (which we refer to together with Plaza Missouri as the Acquisition Subsidiaries), entered into definitive acquisition agreements to acquire from SUG, an affiliate of Energy Transfer Equity, L.P., or ETE, and Energy Transfer Partners, L.P., substantially all of the assets and liabilities of MGE and New England Gas

Company, or NEG, which we refer to collectively as the Transactions. MGE and NEG are each a division of SUG primarily engaged in the local distribution of natural gas to, in the case of MGE, approximately 500,000 residential, commercial and industrial customers in western Missouri and, in the case of NEG, approximately 50,000 residential, commercial and industrial customers in Massachusetts. The consideration for the Transactions is $1.035 billion, consisting of $975 million for MGE and $60 million for NEG less, in the case of NEG, the assumption of approximately $19.5 million of long-term debt. In each case, the consideration will be subject to certain post-closing adjustments in accordance with the terms of the applicable acquisition agreement. Laclede Group has guaranteed the performance of all obligations of each Acquisition Subsidiary under each acquisition agreement, including the payment of the purchase price.

On January 11, 2013, Laclede Group entered into a consent to assignment with Plaza Missouri and SUG, and we and Plaza Missouri entered into an assignment and assumption agreement pursuant to which we assumed all of Plaza Missouri’s duties and obligations under the MGE acquisition agreement effective as of January 11, 2013, which we refer to as the MGE Acquisition. As a result, we will now be the acquiror of MGE under the MGE acquisition agreement, and upon closing MGE will become one of our operating divisions. Consummation of the MGE Acquisition is subject to numerous closing conditions, including the ability to close Plaza Massachusetts’ acquisition of NEG concurrently with the MGE Acquisition or receipt of a waiver by SUG of such condition. We received the MoPSC’s final approval on July 17, 2013. The approval is effective July 31, 2013 and permits the closing of the MGE Acquisition on or after September 1, 2013. Our financing of the purchase price for the MGE Acquisition, including this offering, was authorized to occur on or after July 31, 2013. On May 29, 2013, Laclede Group received approximately $427 million in net proceeds from an offering of shares of its common stock, which funds are expected to be provided to us through a sale of additional shares of our stock to Laclede Group.

On February 11, 2013, Laclede Group entered into a stock purchase agreement with Algonquin Power & Utilities Corp., or APUC, pursuant to which APUC, through its subsidiary Liberty Utilities Co., or Liberty Utilities, agreed to acquire from Laclede Group all of the outstanding shares of Plaza Massachusetts’s common stock for a purchase price of $11 million, which we refer to as the NEG Transaction. Laclede Group will provide these funds to us to fund part of the consideration for the MGE Acquisition. Liberty Utilities will acquire Plaza Massachusetts immediately prior to the closing of the acquisition under the NEG acquisition agreement, and Laclede Group will not acquire NEG. Consummation of the NEG Transaction is subject to numerous closing conditions, including receipt of regulatory approval of the sale of NEG to APUC by the Massachusetts Department of Public Utilities, or MDPU. MDPU final approval is expected to be received before the end of the fourth quarter of fiscal year 2013.

Concurrently with the execution of the acquisition agreements in December 2012, Laclede Group entered into a commitment letter with Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, which we refer to, collectively, as Wells Fargo. Pursuant to the commitment letter, as amended, Wells Fargo has committed to provide a 364-day senior bridge term loan credit facility in an aggregate principal amount of up to $525 million to fund the Transactions. The commitment is subject to various conditions, including (i) the absence of a material adverse effect having occurred with respect to either Laclede Group or MGE and NEG on a combined basis, (ii) no event of default existing under any other financing immediately prior to or after the making of any loan under the bridge loan facility, (iii) the execution of satisfactory definitive documentation and (iv) other customary closing conditions. The equity financing obtained by Laclede Group on May 29, 2013 reduced, and any additional permanent debt or equity financing obtained on or prior to the closing of the Transactions, including the financing contemplated by this offering of the Bonds, will further reduce, the amount of the commitment. As a result of this offering, Laclede Group’s equity offering and cash on hand, we do not expect to borrow under the bridge loan facility.

After giving effect to the MGE Acquisition, pro forma net income, pro forma net economic earnings and pro forma adjusted EBITDA for the year ended September 30, 2012 would have been $63.3 million,

$69.4 million and $216.9 million, respectively. For a reconciliation of pro forma net economic earnings and pro forma adjusted EBITDA to pro forma net income, see “—Non-GAAP Financial Measures” in this prospectus supplement. We expect the MGE Acquisition to be accretive to our net economic earnings in fiscal year 2014 and thereafter.

Acquisition Rationale

We believe the MGE Acquisition will provide us with the following significant benefits:

Transformative Transaction Increases Utility Scale

The MGE Acquisition is a transformative transaction for us, increasing our size and scale dramatically. Among other things, the MGE Acquisition increases our top line revenue, our gas supply diversity by adding additional sources of gas and our visibility in Missouri and in the natural gas distribution business generally. By leveraging our core gas utility expertise and further expanding our footprint, we will be able to develop growth initiatives in new markets with a new customer base. In addition, with a significantly larger market capitalization and enterprise value, Laclede Group expects to have improved trading liquidity and better access to the capital markets. Upon consummation of the MGE Acquisition, Laclede Group will be the fourth largest publicly traded natural gas distribution company in the United States by number of customers.

Strong Geographic and Regulatory Fit

Upon the closing of the MGE Acquisition, we will serve Missouri’s two largest metropolitan areas — St. Louis and Kansas City. Both market areas are served by interstate pipelines that have direct access to major natural gas supply sources in the Gulf Coast, Mid-Continent and Rockies, which will enable us to obtain a level of supply diversity that facilitates the optimization of pricing differentials, as well as protects against potential regional supply disruptions. In addition, as both companies have long histories operating in the State of Missouri, we know MGE and its leadership well and have a constructive working relationship with Missouri regulators.

Earnings and Cash Flow Accretive

We expect the MGE Acquisition to be accretive to our net economic earnings in fiscal year 2014 and thereafter. The MGE Acquisition is expected to be immediately accretive to cash flow, to increase Laclede Group’s share of earnings generated from stable regulated utility operations and to support Laclede Group’s dividend.

Significant Stakeholder Benefits

We have a history of providing safe and reliable service to customers and a shared focus on maintaining a safe work environment. We expect to build upon this history by leveraging our organizational strengths and business processes to enable future growth and high quality operations to benefit all stakeholders.

Combined Business

Following the MGE Acquisition, all of the MGE assets acquired from SUG will be held by us.

Net income, net economic earnings, adjusted EBITDA, customers and last filed rate base, in each case for fiscal year 2012 on a pro forma basis, are $63.3 million, $69.4 million, $216.9 million, 1.1 million and $1.6 billion, respectively. The pro forma amounts are based on our fiscal year ending September 30, 2012 and the MGE fiscal year ending December 31, 2012. For a reconciliation of pro forma net economic earnings and pro forma EBITDA to pro forma net income, see “— Summary Historical and Pro Forma Financial Information — Non-GAAP Financial Measures” in this prospectus supplement.

Sources and Uses

The estimated sources and uses of the funds for the MGE Acquisition, assuming the MGE Acquisition had closed on June 30, 2013, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including:

•	the amount of net proceeds that we receive from this offering of the Bonds; and

•	changes in our other debt balances and net working capital from June 30, 2013 to the closing.

There can be no assurance that the MGE Acquisition will be consummated under the terms contemplated or at all.

Sources		Uses
($ in thousands)
Cash	$8,200	Purchase of Assets	$975,000
NEG Proceeds	11,000	Fees and Expenses	7,900

Short-term Debt	50,000
New Long-term Debt(1)	450,000
Common Stock	463,700

Total Sources	$982,900	Total Uses	$982,900

(1)	Assumes gross proceeds from this offering based on $450,000,000 in aggregate principal amount of Bonds offered hereby at an offering price of 100%.

Other Information

Our principal executive offices are located at 720 Olive Street, St. Louis Missouri, 63101 and our telephone number is 314-342-0500. We maintain a website at www.lacledegas.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement. For additional information regarding our business, we refer you to our filings with the SEC incorporated into this prospectus supplement by reference. Please read “Where You Can Find More Information” in this prospectus supplement.

The Offering

Issuer	Laclede Gas Company, a Missouri corporation

Bonds offered by us	$100,000,000 aggregate principal amount of 2.000% Series First Mortgage Bonds due 2018, $250,000,000 aggregate principal amount of 3.400% Series First Mortgage Bonds due 2023 and $100,000,000 aggregate principal amount of 4.625% Series First Mortgage Bonds due 2043.

Maturity	The 2018 Bonds will mature on August 15, 2018, the 2023 Bonds will mature on August 15, 2023 and the 2043 Bonds will mature on August 15, 2043.

Interest rate	The 2018 Bonds will accrue interest at a rate of 2.000% per annum, the 2023 Bonds will accrue interest at a rate of 3.400% per annum and the 2043 Bonds will accrue interest at a rate of 4.625% per annum.

Interest payment dates	Interest on the Bonds will accrue from the date of original issuance and will be payable semi-annually in arrears on each February 15 and August 15, beginning on February 15, 2014, and at maturity.

Optional redemption	The Bonds will be redeemable, in whole or in part, at our option, at any time prior to maturity at a “make-whole” redemption price as described under “Description of the Bonds — Optional Redemption” in this prospectus supplement. After the date that is three months prior to maturity for the 2023 Bonds and the date that is six months prior to maturity for the 2043 Bonds, such Bonds will be redeemable at par.

Special mandatory redemption	In the event that the MGE Acquisition is not consummated by May 31, 2014 or the MGE acquisition agreement is terminated at any time prior to May 31, 2014, we will redeem all of the Bonds on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Ranking	The Bonds will be our senior secured obligations and will be secured equally and ratably with all of our other existing and future first mortgage bonds. As of June 30, 2013, we had approximately $440 million aggregate principal amount of first mortgage bonds outstanding.

Collateral	The Bonds are secured by a first mortgage lien on substantially all of our real properties, subject to limited exceptions.

Consolidation, merger, etc.	Our ability to sell, transfer, convey or otherwise dispose of our properties and assets substantially as an entirety to any other person is limited. See “Description of First Mortgage Bonds —Consolidation, Merger and Sale of Assets” in the accompanying prospectus.

Form and denomination	The Bonds will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. For more information, see “Description of the Bonds — Book-Entry” in this prospectus supplement.

Use of proceeds	We intend to use the net proceeds of this offering, together with short-term debt and cash on hand (including cash received from the sale of our stock to Laclede Group, representing the proceeds of Laclede Group’s recently completed equity offering), to fund the consideration for the MGE Acquisition and for general corporate purposes. See “Use of Proceeds” in this prospectus supplement. If we do not consummate the MGE Acquisition, we will be required to redeem all of the Bonds as described under the heading “Description of the Bonds — Special Mandatory Redemption” in this prospectus supplement.

Risk factors	An investment in the Bonds involves various risks. Prospective investors should carefully consider the matters described under the caption entitled “Risk Factors” beginning on page S-15 of this prospectus supplement, as well as the additional risk factors referred to therein and described in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2012 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Trading	The Bonds will constitute new series of securities with no established trading market. We do not intend to apply to list the Bonds for trading on any national securities exchange or to include the Bonds in any automated quotation system. No assurance can be given as to the liquidity of or trading market for the Bonds.

Trustee and Paying Agent	UMB Bank & Trust, N.A.

Summary Historical and Pro Forma Financial Information

The following tables set forth certain historical financial information for us, as well as certain pro forma financial information after giving effect to the MGE Acquisition.

Our Summary Historical Financial Information

The following tables set forth, for the periods and at the dates indicated, our summary financial information. We have derived the summary income statement information for each of the three years in the period ended September 30, 2012 and the summary balance sheet information at September 30, 2012 and 2011 from our audited financial statements incorporated by reference in this prospectus supplement. We have derived the summary income information and the other financial information for the nine months ended June 30, 2013 and June 30, 2012 and the summary balance sheet information at June 30, 2013 and June 30, 2012 from our unaudited financial statements incorporated by reference in this prospectus supplement. Historical results are not indicative of the results to be expected in the future. In addition, our results for the nine months ended June 30, 2013 are not necessarily indicative of results expected for the full year ending September 30, 2013. This summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which are incorporated by reference in this prospectus supplement.

	Years Ended September 30,			Nine Months Ended June 30,
	2012	2011	2010	2013	2012
	(thousands)
Income Statement Information:
Total operating revenues	$767,627	$932,328	$874,624	$747,837	$668,651
Total operating expenses	676,817	830,836	792,466	647,939	576,868
Operating income	90,810	101,492	82,158	99,898	91,783
Net income	49,899	53,777	39,725	59,283	52,252
Other Financial Information:
Depreciation and amortization	40,784	39,234	37,572	33,758	30,483
Net economic earnings(1)	49,789	53,803	39,816	62,951	52,271
Adjusted EBITDA(1)	134,299	141,551	122,299	141,077	125,462

	At September 30,		At June 30,
	2012	2011	2013	2012
	(thousands)
Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$2,402	$923	$28,818	$1,158
Total current assets	233,593	237,979	196,763	172,701
Net utility plant	1,019,299	928,683	1,082,916	980,996
Total assets	1,760,152	1,643,046	1,766,333	1,642,122
Liabilities and capitalization
Current liabilities:
Notes payable	40,100	46,000	—	—
Notes payable-associated companies	37,125	52,879	—	91,756
Current portion of long-term debt	25,000	—	—	25,000
Total current liabilities	242,791	231,462	119,491	229,318
Capitalization:
Long-term debt, less current portion	339,416	364,357	439,444	339,401
Total common stock equity	491,328	433,957	522,264	462,217
Total capitalization	830,744	798,314	961,708	801,618
Total liabilities and capitalization	1,760,152	1,643,046	1,766,333	1,642,122

(1)	Net economic earnings and adjusted EBITDA are defined under “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose adjusted EBITDA and pro forma adjusted EBITDA and net economic earnings and pro forma net economic earnings, each of which is a non-GAAP financial measure.

We define adjusted EBITDA as income before interest expense, income taxes, depreciation and amortization, and certain specified charges. We define pro forma adjusted EBITDA as pro forma net income before interest expense, income taxes, depreciation and amortization, and certain specified charges. We believe adjusted EBITDA and pro forma adjusted EBITDA are important measures of operating performance because they allow management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences and other specified charges that management excludes when evaluating ongoing performance.

We also use the non-GAAP measure of net economic earnings when internally evaluating results of operations. This non-GAAP measure excludes from net income the after-tax impacts of fair value accounting, and timing adjustments associated with energy-related transactions. The net effect of adjustments on our earnings is minimal because gains or losses on our natural gas derivative instruments are deferred pursuant to our purchased gas adjustment clause, as authorized by the MoPSC.

Management believes that excluding the earnings volatility caused by recognizing changes in fair value prior to settlement and other timing differences associated with related purchase and sale transactions provides a useful representation of the economic effects of only the actual settled transactions and their effects on results of operations. In addition, management excludes the after-tax impacts related to unique acquisition, divestiture and restructuring activities when evaluating on-going performance, and therefore excludes the impacts from net economic earnings.

These non-GAAP operating metrics should not be considered as alternatives to, or more meaningful than, GAAP measures such as net income. Reconciliations of adjusted EBITDA and net economic earnings to the Company’s most directly comparable GAAP measures are provided below.

	Years Ended September 30,			Nine Months Ended June 30,
	2012	2011	2010	2013	2012
	(thousands)
Net economic earnings:
Net income (GAAP)	$49,899	$53,777	$39,725	$59,283	$52,252
Unrealized (gain) loss on energy related derivatives(1)	(110)	26	91	100	19
Acquisition, divestiture, and restructuring costs(1)		—	—	3,568	—

Net economic earnings (Non-GAAP)	$49,789	$53,803	$39,816	$62,951	$52,271

Adjusted EBITDA:
Net income (GAAP)	$49,899	$53,777	$39,725	$59,283	$52,252
Income tax	18,460	22,996	18,150	24,381	23,804
Interest	25,156	25,544	26,852	17,874	18,923
Depreciation and amortization	40,784	39,234	37,572	33,758	30,483
Acquisition, divestiture, and restructuring costs	—	—	—	5,781	—

Adjusted EBITDA (Non-GAAP)	$134,299	$141,551	$122,299	$141,077	$125,462

(1)	Amounts presented are net of income taxes. Income taxes are calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items. For the fiscal years ended September 30, 2012, 2011, and 2010, the amount of income tax expense (benefit) included in the reconciling items above was negligible. For the nine months ended June 30, 2013, the amount of income tax benefit included in the reconciling items above is $(2.3) million, but was negligible for the nine months ended June 30, 2012.

The following table provides reconciliations of pro forma net economic earnings and pro forma adjusted EBITDA to the Company’s most directly comparable pro forma GAAP measures for the 2012 fiscal year.

Pro Forma Fiscal Year 2012
(thousands)
Net economic earnings:
Net income (GAAP)	$63,331
Unrealized (gain) on energy related derivatives(1)	(110)
One-time expenses and normalizing adjustments(1)	6,166

Net economic earnings (Non-GAAP)	$69,387

Adjusted EBITDA:
Net income (GAAP)	$63,331
Income tax	31,844
Interest	40,967
Depreciation and amortization	70,720
One-time expenses and normalizing adjustments	9,993

Adjusted EBITDA (Non-GAAP)	$216,855

(1)	Amounts are presented net of income taxes. Income taxes are calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items. For the fiscal year ended 2012, the amount of income tax benefit included in the reconciling items above is $3.8 million.

Summary Unaudited Pro Forma Financial Information

The following tables set forth, for the periods and at the dates indicated, summary unaudited pro forma financial information for Laclede after giving effect to the MGE Acquisition. The summary unaudited pro forma income statement information for the year ended September 30, 2012 and the nine months ended June 30, 2013 gives effect to the MGE Acquisition as if it were completed on October 1, 2011. The summary unaudited pro forma income statement for the year ended September 30, 2012 includes the results of MGE for its fiscal year ended December 31, 2012 and the summary unaudited pro forma income statement for the nine months ended June 30, 2013 includes the results of operations of MGE for the nine-month period ended June 30, 2013. As such, the three-month period ended December 31, 2012 for MGE is included in both the summary unaudited pro forma income statement for the year ended September 30, 2012 and nine months ended June 30, 2013. The summary unaudited pro forma balance sheet information as of September 30, 2012 and June 30, 2013 gives effect to the MGE Acquisition as if it were completed on those respective dates. We have derived this summary unaudited pro forma combined condensed financial information from the unaudited pro forma combined condensed financial statements contained in our Current Report on Form 8-K filed with the SEC on August 6, 2013, which is incorporated by reference in this prospectus supplement.

Due to the seasonal nature of the natural gas utility businesses, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. As such, the summary pro forma balance sheet information at September 30, 2012 has been included with the summary pro forma balance sheet information at June 30, 2013 to provide an appropriate view of the seasonal working capital changes. This summary unaudited pro forma combined condensed financial information should be read in conjunction with the unaudited pro forma combined financial statements and accompanying notes, together with the available underlying financial statements and accompanying notes referenced therein.

The combined historical financial information has been adjusted in the summary unaudited pro forma financial information below to give effect to pro forma events that are:

•	directly attributable to the MGE Acquisition;

•	factually supportable; and

•	with respect to income statement information, expected to have a continuing impact on the combined results of Laclede and MGE.

The summary unaudited pro forma financial information below does not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or restructuring that could result from the MGE Acquisition. Further, the summary unaudited pro forma financial information does not reflect the effect of any regulatory actions that may impact the unaudited pro forma combined financial statements when the MGE Acquisition is completed.

The summary unaudited pro forma income statement information for the year ended September 30, 2012 and the nine months ended June 30, 2013 does not reflect transaction expenses related to the MGE Acquisition. For the nine months ended June 30, 2013, such expenses were $3.6 million after-tax. There were no such expenses for the year ended September 30, 2012.

Assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the unaudited pro forma combined condensed financial statements incorporated by reference in this prospectus supplement, which should be read in connection with the summary unaudited pro forma financial information set forth below. Because the unaudited pro forma combined condensed financial statements have been prepared in advance of the completion of the MGE Acquisition, the final amounts recorded upon closing may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and additional information available at the time of the closing of the MGE Acquisition.

The summary unaudited pro forma financial information below has been presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future results of operations or financial position of the combined company. In addition, results for the nine months ended June 30, 2013 are not necessarily indicative of results expected for the full year of 2013.

	Year Ended September 30, 2012	Nine Months Ended June 30, 2013
	(thousands)
Pro Forma Income Statement Information:
Total operating revenues	$1,219,954	$1,203,890
Total operating expenses	1,086,386	1,055,814
Operating income	133,568	148,076
Net income	63,331	80,675

	At September 30, 2012	At June 30, 2013
	(thousands)
Pro Forma Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$4,000	$20,660
Total current assets	392,070	284,327
Net utility plant	1,657,611	1,720,514
Total assets	2,909,172	2,874,802
Liabilities and capitalization
Current liabilities:
Notes payable	140,100	—
Notes payable — associated companies	37,125	50,000
Current portion of long-term debt	25,000	—
Total current liabilities	438,252	236,141
Capitalization:
Long-term debt, less current portion	789,416	889,444
Total common stock equity	911,626	982,806
Total capitalization	1,701,042	1,872,250
Total liabilities and capitalization	2,909,172	2,874,802

Our fiscal year ends on September 30 whereas MGE’s fiscal year ends on December 31. Due to this difference in fiscal year end dates, the results of MGE for the three months ended December 31, 2012 are included in both the summary unaudited pro forma income statement information for the fiscal year ended September 30, 2012 and the nine months ended June 30, 2013. Additional financial information about MGE’s results for the three months ended December 31, 2012 is presented below. There were no unusual changes or adjustments recorded by MGE during this period.

(thousands)
Operating revenues	$143,025
Operating income	16,485
Net income	9,122

RISK FACTORS

In considering whether to invest in the Bonds, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2012 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which are incorporated by reference in this prospectus supplement, as well as the additional risks described below. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect us.

Risks Related to Investing in the Bonds

Any lowering of the credit ratings on the Bonds would likely reduce their value.

As described under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2012, the rating agencies that provide us with credit ratings from time to time implement new requirements for various rating levels, which may require us to take steps to change our business plans in ways that may affect our results of operations. Our credit ratings are at investment grade, but are subject to review and change by the rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the Bonds, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with the application of the proceeds of this offering or in connection with future events, such as future acquisitions. Holders of the Bonds will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the Bonds. In addition, any decline in the ratings of the Bonds may make it more difficult for us to raise capital on acceptable terms.

We may choose to redeem the Bonds prior to maturity.

We may redeem all or a portion of the Bonds at any time. See “Description of the Bonds — Optional Redemption” in this prospectus supplement. If prevailing interest rates are lower at the time of redemption, holders of the Bonds may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as the interest rate of the Bonds being redeemed.

We cannot provide assurance that an active trading market will develop for the Bonds.

The Bonds will constitute new series of securities with no established trading market. We do not intend to apply to list the Bonds for trading on any national securities exchange or to include the Bonds in any automated quotation system. We cannot provide assurance that an active trading market for the Bonds will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Bonds to sell their Bonds or the price at which holders of the Bonds will be able to sell their Bonds. Future trading prices of the Bonds will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, our financial performance and other factors.

The future trading price of the Bonds is subject to fluctuation.

Future trading prices of the Bonds will depend on many factors, including, among other things, prevailing interest rates, the liquidity of the market for the Bonds, the market for similar securities, the time remaining to maturity of the Bonds and the terms related to optional redemption of the Bonds. Future trading prices of the Bonds also may be affected by our business, financial condition, results of operations and credit ratings and could be affected by the business, results of operations and credit ratings of our affiliates. Accordingly, there can be no assurance as to the price at which holders will be able to sell their Bonds.

If we do not complete the MGE Acquisition on or prior to May 31, 2014, we will be required to redeem all of the Bonds and as a result you may not obtain your expected return on such Bonds.

Our ability to complete the MGE Acquisition is subject to various closing conditions, many of which are beyond our control. In addition, if the closing of the MGE Acquisition has not yet occurred, the MGE acquisition agreement may be terminated by either party after October 14, 2014 upon written notice to the other party. If we are unable to complete the transaction on or prior to May 31, 2014, or the MGE acquisition agreement is terminated at any time prior to that date, we will be required to redeem all of the Bonds at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but not including, the special mandatory redemption date. However, there is no escrow account or security interest for the benefit of the holders of the Bonds to effect the special mandatory redemption. If we are required to redeem the Bonds pursuant to the special mandatory redemption provision, you may not obtain your expected return on the Bonds, and you may not be able to reinvest the proceeds from the special mandatory redemption in an investment that results in a comparable return. You will have no rights under the special mandatory redemption provision as long as the MGE Acquisition is completed, nor will you have any rights to require us to repurchase the Bonds if, between the closing of this offering and the consummation of the MGE Acquisition, we experience any change in our business or financial condition, or if the terms of the MGE Acquisition or the financing thereof change. See “Description of the Bonds—Special Mandatory Redemption” in this prospectus supplement.

Risks Related to Laclede’s Acquisition Agreement with Southern Union Company

The Transactions may not be completed or may be approved subject to unfavorable regulatory conditions, which could adversely affect anticipated benefits and/or our business, financial condition and/or results of operations.

On December 14, 2012, Laclede Group, through two newly formed wholly owned subsidiaries, Plaza Missouri and Plaza Massachusetts, entered into acquisition agreements to acquire from SUG substantially all of the assets and liabilities of MGE and NEG. Subsequently, on January 11, 2013, Laclede Group and Plaza Missouri, with consent of SUG, entered into an agreement with us to assign the MGE agreement to us. On February 11, 2013, Laclede Group announced that it entered into an agreement with APUC that will allow an APUC subsidiary, through its acquisition of the stock of Plaza Massachusetts, to acquire Laclede Group’s rights to purchase the assets of NEG, subject to certain approvals and conditions. However, Laclede Group remains obligated to acquire NEG in the event that APUC is not able to satisfy all conditions to closing on or before October 14, 2013, although Laclede Group believes this scenario will be unlikely. Laclede Group’s agreement with APUC is not expected to impact the MGE Acquisition. Nonetheless, there can be no assurance that APUC will be able to satisfy all of the required conditions on or before this date.

On July 2, 2013, we and other parties to the case filed a Unanimous Stipulation and Agreement with the MoPSC that authorizes us to complete the MGE Acquisition, subject to certain conditions, including restrictions relative to the timing of filing for general rate increases. This Unanimous Stipulation and Agreement was approved by the MoPSC on July 17, 2013. Although the MoPSC approval satisfies one of the closing conditions under the MGE acquisition agreement, the closing remains subject to the satisfaction or waiver of all conditions precedent as described in the MGE acquisition agreement, including the ability to close the NEG Transaction concurrently with the MGE Acquisition. In order to close the NEG Transaction, approval by the MDPU of the acquisition of the assets of NEG by the APUC subsidiary must be received. If the NEG Transaction is not closed or capable of closing or SUG does not waive such condition, the closing of the MGE Acquisition would be delayed until the conditions precedent to the NEG Transaction are satisfied, including the condition of MDPU approval. There can be no assurance as to the receipt or timing of the necessary MDPU approvals or any waivers from SUG.

In addition, the MGE acquisition agreement contains other customary closing conditions which may not be satisfied or waived or may take longer than anticipated to satisfy. The pending transaction subjects us to a number of additional risks, including the following:

•	our estimate of the costs to complete the MGE Acquisition and the operating performance after the MGE Acquisition closes may vary significantly from actual results;

•

both before and after the closing of the MGE Acquisition, the attention of management may be diverted to the MGE Acquisition and subsequent integration of MGE rather than to current operations or the pursuit of other opportunities that could be beneficial to us; and

•	the potential loss of key employees of Laclede or of MGE who may be uncertain about their future roles if and when the MGE Acquisition is completed.

The acquisition agreement contains certain termination rights for both us and SUG, including, among others, the right to terminate if the MGE Acquisition is not completed by October 14, 2013 (subject to up to four 30-day extensions under certain circumstances related to obtaining required regulatory approvals). In the event that SUG terminates the MGE acquisition agreement as a result of our failure to obtain financing, we may be required to pay SUG a “reverse break up” fee of $73.1 million, which amount will operate as liquidated damages and a cap on such liability for such breach.

The occurrence of any of the events individually or in combination could have a material adverse effect on our business, financial condition or result of operations.

If this Bond offering is not successful in raising the funds required to consummate the MGE Acquisition, additional permanent financing for the MGE Acquisition would be required in lieu of or to refund borrowings made under Laclede Group’s bridge loan facility at the closing of the MGE Acquisition. As a result, we are subject to market risks including market demand for debt offerings, interest rate volatility and adverse impacts on our credit rating.

In connection with the acquisition agreement, Laclede Group has obtained a commitment from Wells Fargo and various other banks, which, as amended, provides for a syndicated $525 million bridge loan facility, which may be used to finance a significant portion of the MGE Acquisition and pay related fees and expenses in the event that sufficient permanent financing is not completed at the time of the closing of the MGE Acquisition. The permanent financing is anticipated to include a mix of the long-term debt offered hereby and the proceeds of Laclede Group’s common equity issuance, which was completed on May 29, 2013, funding from which is expected to be provided to us through a sale of additional shares of our stock to Laclede Group.

Although Laclede Group and its advisers believe they have taken prudent steps to position us for successful capital raises, there can be no assurance as to the ultimate cost or availability of permanent financing.

Among other risks, the planned increase in indebtedness from this offering may:

•	make it more difficult for us to pay or refinance our debts as they become due during adverse economic and industry conditions;

•

limit our flexibility to pursue other strategic opportunities or react to changes in our business and the industry in which we operate and, consequently, place us at a competitive disadvantage to competitors with less debt;

•

require an increased portion of cash flows from our operations to be used for debt service payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	result in a downgrade in our credit ratings, which could limit our ability to borrow additional funds or increase the interest rates applicable to any new debt;

•	result in higher interest expense in the event of the increase in market interest rates for long-term debt as well as short-term commercial paper or bank loans with variable rates;

•	reduce the amount of credit available to support hedging activities; and

•	require that additional terms, conditions or covenants be placed on us.

In addition, in order to maintain investment-grade credit ratings, we may consider it appropriate to reduce the amount of indebtedness outstanding following the MGE Acquisition. This may be accomplished in several ways, including reducing discretionary uses of cash. The specific measures that management may ultimately decide to use to maintain or improve our credit ratings and their timing will depend upon a number of factors, including market conditions and forecasts at the time those decisions are made.

The MGE Acquisition and associated costs and integration efforts may adversely affect our business, financial condition or result of operations.

While management currently anticipates that the MGE Acquisition will be accretive to our net economic earnings in fiscal year 2014 and thereafter, this expectation is based on preliminary estimates which may materially change. We may encounter additional transaction and integration-related costs, may fail to realize all of the anticipated benefits of the MGE Acquisition or be subject to other factors that affect those preliminary estimates.

The process of integrating the operations of MGE into our operations could cause an interruption of, or loss of momentum in, the activities of either of those businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the MGE Acquisition and the integration of the companies’ operations could have an adverse effect on our business, results or operations, financial condition or prospects after the MGE Acquisition is ultimately consummated.

We expect to incur costs associated with combining the operations of the companies, as well as transaction fees and other costs related to the MGE Acquisition. We also will incur integration costs in connection with the MGE Acquisition incurred in the integration of the businesses.

The summary unaudited pro forma financial information contained elsewhere in or incorporated by reference in this prospectus supplement may not be representative of the combined results of Laclede and MGE after the consummation of the MGE Acquisition, and accordingly, you have limited financial information on which to evaluate the integrated companies.

The summary unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the MGE Acquisition been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The summary unaudited pro forma financial information does not reflect future events that may occur after the closing of the MGE Acquisition, including the potential realization of operating cost savings or costs related to the planned integration of MGE, and does not consider potential impacts of current market conditions on revenues or expenses. The summary unaudited pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the MGE Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

We will be subject to business uncertainties while the MGE Acquisition is pending.

The preparation required to complete the MGE Acquisition may place a significant burden on management and internal resources. The additional demands on management and any difficulties encountered in completing the MGE Acquisition, including the transition and integration process, could adversely affect our financial results.

Failure to complete the MGE Acquisition could negatively affect our future business and financial results.

If the MGE Acquisition is not completed, we will be subject to a number of risks, including:

•	we may be required to pay SUG, if we are unable to obtain sufficient financing for the MGE Acquisition, a termination fee of $73.1 million;

•	we must pay costs related to the MGE Acquisition, including legal, accounting, financial advisory, filing and printing costs, whether the MGE Acquisition is completed or not; and

•	we could be subject to litigation related to the failure to complete the MGE Acquisition or other factors, which litigation may adversely affect our business and financial results.

The MGE Acquisition may not achieve its intended results, including anticipated synergies and cost savings.

Although we expect that the MGE Acquisition will result in various benefits, including a significant amount of synergies, cost savings and other financial and operational benefits, there can be no assurance regarding when or the extent to which we will be able to realize these synergies, cost savings or other benefits. Achieving the anticipated benefits, including synergies and cost savings, is subject to a number of uncertainties, including whether the businesses acquired can be operated in the manner we intend and whether our costs to finance the MGE Acquisition will be consistent with our expectations. Events outside of our control, including but not limited to regulatory changes or developments, could also adversely affect our ability to realize the anticipated benefits from the MGE Acquisition. Thus the integration of MGE’s business may be unpredictable, subject to delays or changed circumstances, and we can give no assurance that the acquired businesses will perform in accordance with our expectations or that our expectations with respect to integration, synergies or cost savings as a result of the MGE Acquisition will materialize. In addition, our anticipated costs to achieve the integration of MGE may differ significantly from our current estimates. The integration may place an additional burden on our management and internal resources, and the diversion of management’s attention during the integration process could have an adverse effect on our business, financial condition and expected operating results.

Following the consummation of the MGE Acquisition, we will be dependent on ETE and SUG for certain transitional services to be provided pursuant to a continuing services agreement. The failure of ETE or SUG to perform its obligations under this agreement could adversely affect our business, financial results and financial condition.

We will be initially dependent upon ETE and SUG to continue to provide certain shared services and business support functions in areas such as technology, finance and human resources for a period of time after the consummation of the MGE Acquisition to facilitate the integration of MGE. The terms of these arrangements will be governed by a continuing services agreement to be entered into as of or prior to the closing of the MGE Acquisition. If ETE or SUG fails to perform its obligations under the continuing services agreement, we may not be able to perform such services or obtain such services from third parties on favorable terms or at all. In addition, upon termination of the continuing services agreement, if we are unable to perform such services or obtain such services from third parties, it could adversely affect our business, financial results and financial condition.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $443.5 million from the sale of the Bonds in this offering after deducting the underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds of this offering, together with short-term debt and cash on hand (including cash received from the sale of our stock to Laclede Group, representing the proceeds of Laclede Group’s recently completed equity offering), to fund the cash consideration payable in connection with the MGE Acquisition and for general corporate purposes. If we do not consummate the MGE Acquisition, we will be required to redeem all of the Bonds as described under the heading “Description of the Bonds — Special Mandatory Redemption” in this prospectus supplement. See also “Prospectus Supplement Summary — Pending MGE Acquisition” in this prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the respective periods indicated:

	Fiscal Years Ended September 30,					12 Months Ended June 30, 2013
	2008	2009	2010	2011	2012
Ratio of earnings to fixed charges	2.71	2.46	3.02	3.81	3.56	3.93

For purposes of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include all interest expense, and the portion of rent expense deemed representative of the interest component. We currently estimate the portion of rent expense representing interest to be one-third.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013 on an actual basis and on an as adjusted basis to give effect to this offering and the intended use of the net proceeds from this offering, together with other funds, to consummate the MGE Acquisition as contemplated under “Use of Proceeds” in this prospectus supplement. See “Prospectus Supplement Summary — Sources and Uses” in this prospectus supplement.

The historical data in the table are derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and the related notes thereto from our Annual Report on Form 10-K for the year ended September 30, 2012 and our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2012, March 31, 2013 and June 30, 2013. See “Where You Can Find More Information” in this prospectus supplement.

	As of June 30, 2013
	Actual	As Adjusted
	($ in thousands)
Cash and Equivalents	$28,818	$20,660

Short-term Debt	$—	$50,000
Long-term Debt(1)	439,444	889,444

Total Debt	439,444	939,444
Common Stock Equity	522,264	982,806

Total Capitalization	$961,708	$1,922,250

Total Long-term Capitalization	$961,708	$1,872,250
Long-term Debt/Long-term Capitalization	46%	48%

(1)	Based on the gross proceeds of this offering assuming $450,000,000 in aggregate principal amount of Bonds offered hereby at an offering price of 100%.

The proceeds of this offering will be used in accordance with the Sources and Uses table set forth on page S-6 and, until used to fund the MGE Acquisition or used for general corporate purposes, will be held in cash or cash equivalents. See “Prospectus Supplement Summary — Pending MGE Acquisition” in this prospectus supplement for a description of the MGE Acquisition. If we do not consummate the MGE Acquisition, we will be required to redeem all of the Bonds as described under the heading “Description of the Bonds — Special Mandatory Redemption” in this prospectus supplement.

DESCRIPTION OF THE BONDS

General

The Bonds are to be issued under our Mortgage and Deed of Trust, dated as of February 1, 1945, to UMB Bank & Trust, n.a., successor trustee, as amended and supplemented by supplemental indentures and as supplemented by the Thirty-Second Supplemental Indenture to be dated as of the issue date of the Bonds offered by this prospectus supplement, a form of which has been filed as an exhibit to the registration statement of which the accompanying prospectus forms a part.

Please read the following information concerning the Bonds offered by this prospectus supplement in conjunction with the statements under the caption “Description of First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the mortgage, as supplemented, which is filed as an exhibit to the registration statement of which the accompanying prospectus forms a part. As of June 30, 2013, there were eight series of first mortgage bonds outstanding under the mortgage in an approximate aggregate principal amount of $440 million.

Principal, Maturity and Interest

We will offer $100 million principal amount of the 2018 Bonds, as a series of first mortgage bonds under the mortgage, as supplemented. The entire principal amount of the 2018 Bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2018. The 2018 Bonds will bear interest at a rate of 2.000% per year.

We will offer $250 million principal amount of the 2023 Bonds, as a series of first mortgage bonds under the mortgage, as supplemented. The entire principal amount of the 2023 Bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2023. The 2023 Bonds will bear interest at a rate of 3.400% per year.

We will offer $100 million principal amount of the 2043 Bonds, as a series of first mortgage bonds under the mortgage, as supplemented. The entire principal amount of the 2043 Bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2043. The 2043 Bonds will bear interest at a rate of 4.625% per year.

Interest on the Bonds will be payable semi-annually in arrears on February 15 and August 15 of each year and at the date of maturity. We will pay interest to holders of record at 5:00 p.m., New York City time, on the February 1 and August 1 preceding the relevant interest payment date (whether or not a business day), except that interest payable at stated maturity shall be paid to the person or entity to whom the principal amount is paid. The initial interest payment date for the Bonds will be February 15, 2014. Interest payable on the Bonds on any interest payment date or on the date of maturity will be the amount of interest accrued from and including the date of original issuance or from and including the most recent interest payment date on which interest has been paid or duly made available for payment to but excluding such interest payment date or the date of maturity, as the case may be. So long as the Bonds are in book-entry form, principal of and interest on the Bonds will be payable, and the Bonds may be transferred, only through the facilities of The Depository Trust Company, which we refer to as DTC. If any interest payment date for the Bonds falls on a day that is not a business day, the interest payment will be made on the next succeeding business day (and without any interest or other payment in respect of any such delay). Interest on the Bonds will be computed on the basis of a 360-day year consisting of twelve 30-day months. The term “business day” means any day, other than a Saturday or Sunday, or other day on which commercial banks are authorized or required by law, regulation or executive order to close in the Borough of Manhattan, The City of New York, or in the City of St. Louis, State of Missouri or on which the corporate trust office of the trustee is closed for business.

Security

The Bonds will be secured, together with all other bonds now or hereafter issued, under the mortgage, by a first lien (subject to certain leases, permitted liens and other minor matters) on substantially all of our properties as more fully described in the accompanying prospectus under the heading “Description of First Mortgage Bonds—Security.” Upon consummation of the MGE Acquisition, those properties will also include substantially all of the acquired properties of MGE (subject to certain leases, permitted liens and other minor matters).

Optional Redemption

We may redeem the 2018 Bonds at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such 2018 Bonds to be redeemed plus the Make-Whole Amount (as defined below) determined for the redemption date with respect to such principal amount, plus accrued and unpaid interest thereon to but excluding the date fixed for redemption.

At any time prior to May 15, 2023 (the date that is three months prior to maturity), we may redeem, in whole or in part, the 2023 Bonds, at a redemption price equal to 100% of the principal amount of such 2023 Bonds to be redeemed plus the Make-Whole Amount determined for the redemption date with respect to such principal amount, plus accrued and unpaid interest thereon to but excluding the date fixed for redemption. At any time on or after May 15, 2023, we may redeem, in whole only, the 2023 Bonds, at 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to but excluding the date fixed for redemption.

At any time prior to February 15, 2043 (the date that is six months prior to maturity), we may redeem, in whole or in part, the 2043 Bonds, at a redemption price equal to 100% of the principal amount of such 2043 Bonds to be redeemed plus the Make-Whole Amount determined for the redemption date with respect to such principal amount, plus accrued and unpaid interest thereon to but excluding the date fixed for redemption. At any time on or after February 15, 2043, we may redeem, in whole only, the 2043 Bonds, at 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to but excluding the date fixed for redemption.

We may redeem, in whole or in part, one series of the Bonds offered hereby without redeeming any other series.

“Make-Whole Amount” means, with respect to any of the 2018 Bonds, 2023 Bonds or 2043 Bonds subject to redemption, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Bonds over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Bond, the principal of such Bond that is to be redeemed or has become or is declared to be immediately due and payable pursuant to the mortgage, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Bond, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Bonds is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, (a) with respect to the Called Principal of the 2018 Bonds, 0.10%, (b) with respect to the Called Principal of the 2023 Bonds, 0.15% or (c) with respect to the Called Principal of the 2043 Bonds, 0.15%, in each case, over the yield to maturity implied by (i) the yields reported as of 10:00 a.m. (New York City time) on the second business day preceding the Settlement

Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on the run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second business day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.

In the case of each determination under clause (i) or clause (ii), as the case may be, of the preceding paragraph, such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the applicable U.S. Treasury security with the maturity closest to and greater than such Remaining Average Life and (2) the applicable U.S. Treasury security with the maturity closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable bond.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Bond, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Bonds, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to the provisions under “— Optional Redemption” herein.

“Settlement Date” means, with respect to the Called Principal of any Bond, the date on which such Called Principal is to be redeemed pursuant to the provisions under “— Optional Redemption” herein.

To exercise our option to redeem any of the Bonds of a particular series, we will provide a notice of redemption at least 30 days but not more than 60 days prior to the date fixed for redemption to the holders of the applicable series of Bonds to be redeemed (which, as long as the Bonds are held in the book-entry only system, will be DTC, its nominee or a successor depository). If we elect to redeem fewer than all the Bonds of a particular series, the trustee will select in a manner as it deems fair and appropriate the particular Bonds from such series of the Bonds or portions of them to be redeemed, subject to the rules and procedures of DTC.

Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the date fixed for the redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on the Bonds and that if the money has not been so received, the notice will be of no force and effect and we will not be required to redeem the Bonds. On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the Bonds or the portions of them so called for redemption will cease to accrue.

Special Mandatory Redemption

We intend to use the net proceeds of this offering, together with other funds, to finance the MGE Acquisition as described under “Use of Proceeds” in this prospectus supplement. The closing of this offering will occur prior to the consummation of the MGE Acquisition, which is subject to various closing conditions. In the event that the MGE Acquisition is not consummated by May 31, 2014 or the MGE acquisition agreement is terminated at any time prior to May 31, 2014, we will redeem all of the Bonds on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The “special mandatory redemption date” means the twentieth business day following the earlier to occur of May 31, 2014 and the termination of the MGE acquisition agreement.

We will cause the notice of special mandatory redemption to be distributed to each holder, with a copy to the trustee, within ten business days after the occurrence of the event triggering redemption. If funds sufficient to pay the special mandatory redemption price of all Bonds to be redeemed on the special mandatory redemption date are deposited with the trustee on or before such special mandatory redemption date, plus accrued and unpaid interest, if any, to the special mandatory redemption date, such Bonds will cease to bear interest.

Reopening of Series

We may, from time to time, without the consent of the holders of the applicable series of Bonds offered by this prospectus supplement, reopen one or more series of the Bonds and issue additional Bonds of the applicable series with the same terms (including maturity and interest payment terms), except for the public offering price, issue date and, if applicable, the first interest payment date, as the Bonds of such series offered by this prospectus supplement. Any such additional Bonds, together with the Bonds of the applicable series offered by this prospectus supplement, will constitute a single series under the mortgage.

Sinking Fund Requirement

The Bonds will not have the benefit of any sinking fund.

Form and Denomination

The Bonds will be issued as one or more global securities in the name of DTC or a nominee of DTC and will be available only in book-entry form. See “Book-Entry Securities” in the accompanying prospectus. The Bonds will be issued only in denominations of $1,000 and integral multiples thereof.

Events of Default

See “Description of First Mortgage Bonds — Events of Default and Remedies” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the Bonds in immediately available funds. We will make all payments of principal and interest in immediately available funds.

The Bonds will trade in DTC’s same-day funds settlement system until maturity or until the Bonds are issued in certificated form, and secondary market trading activity in the Bonds will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Bonds.

Reservation of Rights

In the Thirty-Second Supplemental Indenture for the Bonds, we have reserved the right to amend or supplement the mortgage without any consent or other actions of the holders of the Bonds. For a description of such proposed amendments, see “Description of First Mortgage Bonds — Reservation of Rights” in the accompanying prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Bonds, but it does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of those persons who are original beneficial owners of the Bonds, who purchase the Bonds at their original issue price for cash pursuant to this offering and who hold such Bonds as capital assets within the meaning of Section 1221 of the Code, who we refer to as Holders. This summary assumes that the Bonds are not issued with “original issue discount” as that term is defined in the Code and Section 1.1273-1 of the Treasury Regulations. This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, banks, financial institutions, broker-dealers, securities and commodities traders, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, former U.S. citizens or residents, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, persons subject to the alternative minimum tax, U.S. persons that have a functional currency other than the U.S. Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold the Bonds as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum, estate, generation skipping and gift tax consequences, consequences under the tax laws of any state, local or foreign jurisdiction, or consequences under any U.S. federal tax laws other than income tax law. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Prospective purchasers of the Bonds are urged to consult their independent tax advisors concerning the U.S. federal income tax consequences to them of acquiring, owning and disposing of the Bonds, as well as the application of state, local and foreign tax laws and U.S. federal tax laws other than income tax law.

For purposes of the following summary, “United States Holder” is a Holder that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the U.S.; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or if a valid election to be treated as a U.S. person is in effect with respect to such trust. A “Non-United States Holder” is a Holder that is neither a United States Holder nor a partnership for U.S. federal income tax purposes.

A partnership for U.S. federal income tax purposes is not subject to income tax on income derived from holding the Bonds. A partner of the partnership may be subject to tax on such income under rules similar to the rules for United States Holders or non-United States Holders depending on whether (i) the partner is a U.S. person and (ii) the partnership is engaged in a U.S. trade or business to which income or gain from the Bonds is effectively connected. If you are a partner of a partnership acquiring the Bonds, you should consult your tax advisor about the U.S. tax consequences of the acquisition, ownership and disposition of the Bonds.

U.S. Federal Income Taxation of United States Holders

Payment of Interest

Payments of interest on the Bonds will be “qualified stated interest” and will be taxable as ordinary interest income at the time they accrue or are received by United States Holders in accordance with such United States Holders’ regular method of accounting for U.S. federal income tax purposes.

If we call the Bonds for redemption (see “Description of the Bonds — Optional Redemption”), we may be obligated to make “make-whole” payments on the Bonds in excess of stated interest and principal. We believe, and the following discussion assumes, that the likelihood that we will be obligated to make these additional payments is remote. Remote contingencies are not taken into account unless and until they occur. Our determination that this contingency is remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. Assuming our determination is upheld, if we are required to make these additional payments, you likely would recognize additional interest income in accordance with your method of accounting for U.S. federal income tax purposes.

In the event that the MGE Acquisition is not consummated by May 31, 2014 or the MGE acquisition agreement is terminated at any time prior to May 31, 2014, we will redeem all of the Bonds on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest (see “Description of the Bonds — Special Mandatory Redemption”). Although our ability to complete the MGE Acquisition is subject to various closing conditions, many of which are beyond our control, we believe that it is it is significantly more likely than not that the Bonds will be outstanding until their maturity and the special mandatory redemption described above will not be triggered. Under this approach, the possibility of the special mandatory redemption at 101% of aggregate principal amount would not have to be taken into account by United States Holders for U.S. federal income tax purposes unless and until such redemption occurred.

Disposition of Bonds

Upon the sale, exchange, redemption or other taxable disposition of a Bond, a United States Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) such Holder’s adjusted tax basis in the Bond. A United States Holder’s adjusted tax basis in a Bond will equal the cost of the Bond to such Holder.

Gain or loss recognized on the sale, exchange, redemption or other taxable disposition of a Bond generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder’s holding period for the Bond is more than one year. The deductibility of capital losses by United States Holders is subject to limitations.

Medicare Tax on Unearned Income

A 3.8% tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts, in both cases to the extent that net investment income exceeds a certain threshold. Among other items, “net investment income” generally includes interest and certain net gains from the disposition of property, less certain deductions.

Prospective holders should consult their own tax advisors with respect to such tax.

U.S. Federal Income Taxation of Non-United States Holders

Payment of Interest

Subject to the discussion of backup withholding below, payments of interest on the Bonds by us or any of our agents to a Non-United States Holder will not be subject to U.S. federal withholding tax, provided that such payments are not effectively connected with the conduct of a U.S. trade or business, and:

(1)	the Non-United States Holder does not, directly or indirectly (including by ownership of equity interests in Laclede Group) actually or constructively own 10% or more of the total combined voting power of all classes of our stock which is entitled to vote;

(2)	the Non-United States Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us (within the meaning of Section 864(d)(4) of the Code);

(3)	the Non-United States Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

(4)	either (a) the beneficial owner of the Bonds certifies to us or our agent on IRS Form W-8BEN (or a suitable substitute form or successor form), under penalties of perjury, that it is not a “United States person” (as defined in the Code) and provides its name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, and holds the Bonds on behalf of the beneficial owner, certifies to us or our agent, under penalties of perjury, that such a certification has been received from the beneficial owner by it, and furnishes us with a copy thereof.

The requirements set forth in clauses (1), (2), (3) and (4) above are known as the Portfolio Interest Exception.

If a Non-United States Holder cannot satisfy the requirements of the Portfolio Interest Exception, payments of interest made to such Non-United States Holder will be subject to a 30% U.S. federal withholding tax unless the beneficial owner of the Bond provides us or our agent, as the case may be, with a properly executed:

(1)	IRS Form W-8BEN (or successor form) claiming, under penalties of perjury, an exemption from, or reduction in, withholding under a tax treaty, or Treaty Exemption, or

(2)	IRS Form W-8ECI (or successor form) stating that interest paid on the Bond is not subject to withholding tax because it is effectively connected with a U.S. trade or business of the beneficial owner (in which case such interest will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above also may require a non-United States Holder that provides an IRS form, or that claims a Treaty Exemption, to provide its U.S. taxpayer identification number.

We urge you to consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If interest on the Bond is effectively connected with a U.S. trade or business of the Non-United States Holder (and if required by an applicable treaty, attributable to a U.S. permanent establishment or fixed base), the Non-United States Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder. In addition, if such Holder is a foreign corporation and interest on the Bond is effectively connected with its U.S. trade or business (and if required by applicable treaty, attributable to a U.S. permanent establishment), such Holder may be subject to a branch profits tax equal to 30% (unless reduced by treaty) in respect of such interest.

Disposition of Bonds

Subject to the discussion of backup withholding below, no withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange or other disposition of a Bond.

Except with respect to accrued and unpaid interest, a Non-United States Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption or other disposition of a Bond unless (a) the Non-United States Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met or (b) such gain or income is effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base). Accrued and unpaid interest realized on a sale, exchange, redemption or other disposition of the Bond will be subject to U.S. federal income tax to the extent interest would have been subject to U.S. federal income tax as described under “— U.S. Federal Income Taxation of Non-United States Holders; Payment of Interest.”

Information Reporting and Backup Withholding

United States Holders

For each calendar year in which the Bonds are outstanding, we generally are required to provide the IRS with certain information, including the beneficial owner’s name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation does not apply, however, with respect to certain payments to United States Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

In the event that a United States Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, we, our agent or paying agents, or a broker may be required to “backup” withhold a tax at the applicable rate (currently, 28%) of each payment of interest and principal (and premium or additional interest, if any) on the Bonds and on the proceeds from a sale of the Bonds. This backup withholding is not an additional tax and may be refunded or credited against the United States Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

United States Holders should consult their own tax advisors regarding their qualifications for an exemption from backup withholding, and the procedure for obtaining such exemption, if applicable.

Non-United States Holders

U.S. backup withholding tax will not apply to payments on a Bond or proceeds from the sale of a Bond payable to a Non-United States Holder if the certification described in “— U.S. Federal Income Taxation of Non-United States Holders; Payment of Interest” is duly provided by such non-United States Holder or the non-United States Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the Holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to interest payments even if an exemption from backup withholding is established. Copies of any information returns reporting interest payments and any withholding also may be made available to the tax authorities in the country in which a non-United States Holder resides under the provisions of an applicable income tax treaty.

Any amounts withheld under the backup withholding tax rules from a payment to a Non-United States Holder will be allowed as a refund, or a credit against such Non-United States Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

Non-United States Holders should consult their own tax advisors regarding their particular circumstance and the availability of and procedure for, obtaining an exemption from backup withholding.

THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF BONDS IN LIGHT OF THE HOLDER’S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO ANY TAX CONSEQUENCES TO THEM FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE BONDS, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS. FURTHER THE DISCUSSION HAS BEEN BASED UPON THE CODE, THE TREASURY REGULATIONS, THE INTERPRETATIVE RULINGS OF THE INTERNAL REVENUE SERVICE, AND OTHER LEGAL GUIDANCE IN EFFECT AS OF THE DATE OF THIS OFFERING MEMORANDUM. ALL SUCH LEGAL AUTHORITIES ARE SUBJECT TO CHANGE, AND SUCH CHANGES MAY HAVE RETROACTIVE EFFECT WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, for whom Wells Fargo Securities, LLC is acting as representative, the following respective principal amounts of Bonds:

Underwriter	Principal Amount of 2018 Bonds	Principal Amount of 2023 Bonds	Principal Amount of 2043 Bonds
Wells Fargo Securities, LLC	$61,250,000	$153,125,000	$61,250,000
U.S. Bancorp Investments, Inc.	20,000,000	50,000,000	20,000,000
Fifth Third Securities, Inc.	9,250,000	23,125,000	9,250,000
Commerce Bank — Capital Markets Group	4,750,000	11,875,000	4,750,000
UMB Financial Services, Inc.	4,750,000	11,875,000	4,750,000

Total	$100,000,000	$250,000,000	$100,000,000

The underwriting agreement provides that the underwriters are obligated to purchase and accept delivery of all of the Bonds offered hereby if any are purchased. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the Bonds directly at the public offering prices on the cover page of this prospectus supplement and to selected dealers at that price less a selling concession not in excess of 0.35% of the principal amount of the 2018 Bonds, 0.40% of the principal amount of the 2023 Bonds and 0.50% of the principal amount of the 2043 Bonds. In addition, the underwriters may allow, and those selected dealers may reallow, to certain other dealers a concession not in excess of 0.20% of the principal amount of the 2018 Bonds, 0.25% of the principal amount of the 2023 Bonds and 0.25% of the principal amount of the 2043 Bonds. After the public offering of the Bonds, the underwriters may change the public offering price, concession and other selling terms of the Bonds. Sales of Bonds made outside of the United States may be made by affiliates of the underwriters.

Underwriting Discounts and Commissions

The following table shows underwriting discounts and commissions to be paid to the underwriters in connection with the offering of the Bonds.

Underwriting Discounts and Commissions
Per 2018 Bond	0.600%
2018 Bond Total	$600,000
Per 2023 Bond	0.650%
2023 Bond Total	$1,625,000
Per 2043 Bond	0.875%
2043 Bond Total	$875,000

(1)	Plus accrued interest, if any from August 13, 2013, if settlement occurs after that date.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, rating agency fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.6 million.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a principal amount of Bonds to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Each series of the Bonds constitutes a new issue of securities with no established trading market. The underwriters have informed us that they may make a market in the Bonds from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for any or all series of Bonds at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the Bonds or that an active market for the Bonds will develop. We do not intend to apply for listing of any series of the Bonds on any securities exchange or automated quotation system.

In connection with the offering of the Bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Bonds. Specifically, the underwriters may sell a greater principal amount of Bonds than they are required to purchase in connection with the offering of the Bonds, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Bonds in the open market to cover syndicate short positions or to stabilize the price of the Bonds. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Bonds in the offering of the Bonds, if the syndicate repurchases previously distributed Bonds in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Bonds above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Bonds. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased Bonds sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

In the underwriting agreement, we have agreed that from and including the date of this prospectus supplement through and including the closing of this offering or the date of the termination of the fixed price offering restrictions applicable to the underwriters, whichever is earlier, we will not, without the prior written consent of the representative, issue, offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right to sell or otherwise transfer or dispose of any of our debt securities that are similar to the Bonds or any securities convertible into or exercisable or exchangeable for any of our debt securities that are similar to the Bonds. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

It is expected that delivery of the Bonds will be made against payment for the Bonds on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Bonds who wish to trade the Bonds on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

The securities offered by this prospectus supplement and accompanying prospectus may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement or accompanying prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain affiliates of the underwriters are lenders under our credit facility and are parties to the bridge loan facility commitment letter related to the MGE Acquisition. As described under “Prospectus Supplement Summary—Pending MGE Acquisition”, the commitments of such parties to the bridge loan facility will be further reduced by the financing contemplated by this offering of the Bonds. In connection with the MGE Acquisition, Wells Fargo Securities, LLC is acting as our lead financial advisor. UMB Financial Services, Inc., one of the underwriters, is an affiliate of UMB Bank & Trust, n.a., the trustee under the mortgage governing the Bonds.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended September 30, 2012, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The financial statements of Missouri Gas Energy as of December 31, 2012 and 2011, and for the period from March 26, 2012 to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011 and 2010, incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL MATTERS

The validity of the Bonds offered hereby will be passed upon for us by Mark C. Darrell, who serves as Senior Vice President, General Counsel and Chief Compliance Officer of Laclede Group. Certain additional legal matters in connection with the offering will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, New York, New York. Mr. Darrell is a salaried employee and earns stock-based compensation on the common stock of Laclede Group. As of June 30, 2013, Mr. Darrell beneficially owned 28,383 shares of common stock Laclede Group. Pursuant to various stock and employee benefit plans, Mr. Darrell is eligible to purchase and receive shares of common stock of Laclede Group and to receive options to purchase shares of common stock of Laclede Group. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, and other information with the SEC. These SEC filings are available over the Internet at the SEC’s web site at “http://www.sec.gov” or on our own website at “http://www.lacledegas.com.” Information contained on our website does not constitute part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room.

Incorporation by Reference

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means we can disclose important information by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. Additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of this offering of our Bonds are also incorporated herein by reference. These documents contain important information about us and our finances. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

SEC Filings (File No. 1-1822)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended September 30, 2012

Quarterly Reports on Form 10-Q	Quarters ended December 31, 2012, March 31, 2013 and June 30, 2013

Current Reports on Form 8-K	December 3, 2012 January 14, 2013 January 18, 2013 January 24, 2013 (with respect to Item 8.01 only) July 3, 2013 July 9, 2013 July 18, 2013 August 2, 2013 August 6, 2013

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Laclede Gas Company

Attn: Investor Relations

720 Olive Street, 13th Floor

St. Louis, Missouri 63101

(314) 342-0878

PROSPECTUS

First Mortgage Bonds

Unsecured Debt Securities

Preferred Stock

We may offer for sale, from time to time, either separately or together in any combination, the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may sell the offered securities through the solicitation of proposals of underwriters or dealers to purchase the offered securities, through underwriters or dealers on a negotiated basis, through agents or directly to a limited number of purchasers or to a single purchaser. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. Please see the “Plan of Distribution” section of this prospectus.

Investing in our securities involves risks that are described in the “Risk Factors” section of this prospectus as well as in our annual, quarterly, and current reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus.

Our address is 720 Olive Street, St. Louis, Missouri 63101 and our telephone number is 314-342-0500.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2013

As permitted under the rules of the Securities and Exchange Commission (“SEC”), this prospectus incorporates important information about us that is contained in documents that we file with the SEC but that is not included in or delivered with this prospectus. You may obtain copies of these documents without charge from the website maintained by the SEC at www.sec.gov as well as other sources. See “Where You Can Find More Information.” You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Laclede Gas Company, 720 Olive Street, St. Louis, MO 63101, Attention: Investor Services (314-342-0878).

You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents. Our business, financial condition, result of operations, and prospects may have changed since that date.

The distribution of this prospectus may be restricted by law in certain jurisdictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

The terms “we,” “our,” “us” and “Laclede” refer to Laclede Gas Company unless the context suggests otherwise. The term “you” refers to a prospective investor.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may offer and sell, from time to time, any combination of securities described in this prospectus in one or more offerings. We are required to obtain the authorization of the Missouri Public Service Commission before we can sell or issue these securities or use the proceeds of any sales other than as currently authorized.

This prospectus provides you with a general description of the securities we may offer. The registration statement we filed with the SEC includes or incorporates by reference exhibits that provide more detail on descriptions of matters discussed in this prospectus. Each time we offer and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves risks. Before making an investment decision, you should read and carefully consider the risk factors described in our annual, quarterly and current reports filed with the SEC, which are incorporated by reference into this prospectus, as well as other information we include or incorporate by reference in this prospectus before making an investment decision. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular types of securities we are offering under that prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. These SEC filings are available over the Internet at the SEC’s web site at “http://www.sec.gov” or on our own website at “http://www.lacledegas.com.” Information contained on our website does not constitute part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means we can disclose important information by referring you to those documents. The information we incorporate by reference is an important part of this prospectus or any prospectus supplement relating to an offering of our securities and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15 of the Securities Exchange Act of 1934, as amended, from the time we file the registration statement of which this prospectus is a part until we sell all of the securities. These documents contain important information about us and our finances. Certain of our reports are filed with the SEC on a combined basis by us and our parent, The Laclede Group, Inc., but we are only incorporating the information that relates to us and not the information that relates to The Laclede Group, Inc. or its other affiliates. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

SEC Filings (File No.1-1822)	Period/Date Filed
Annual Report on Form 10-K	Year ended September 30, 2012
Quarterly Report on Form 10-Q	Quarters ended December 31, 2012, March 31, 2013 and June 30, 2013
Current Reports on Form 8-K	December 3, 2012 January 14, 2013 January 18, 2013 January 24, 2013 (with respect to Item 8.01 only) July 3, 2013 July 9, 2013 July 18, 2013 August 2, 2013 August 6, 2013

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Laclede Gas Company

Attn: Investor Relations

720 Olive Street, 13th Floor

St. Louis, Missouri 63101

(314) 342-0878

FORWARD-LOOKING STATEMENTS

Certain matters contained in or incorporated by reference in this prospectus, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;

•

volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;

•

changes in gas supply and pipeline availability, including decisions by natural gas producers to reduce production or shut in producing natural gas wells, as well as other changes that impact supply for and access to our service area;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

•	allowed rates of return

•	incentive regulation

•	industry structure

•	purchased gas adjustment provisions

•	rate design structure and implementation

•	regulatory assets

•	non-regulated and affiliate transactions

•	franchise renewals

•	environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change and pipeline safety

•	taxes

•	pension and other postretirement benefit liabilities and funding obligations

•	accounting standards, including the effect of potential changes relative to adoption of or convergence with international accounting standards;

•	the results of litigation;

•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;

•

capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

In addition, actual results may differ materially from those contemplated in any forward-looking statement due to:

•	the timing and likelihood of the closing of the purchase of substantially all of the assets and liabilities of Missouri Gas Energy, or MGE, from Southern Union Company, or SUG; and

•

the other factors discussed in “Risks Related to the Utility’s Acquisition Agreement with Southern Union Company” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which is incorporated herein by reference.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this prospectus and the information incorporated by reference herein. All forward-looking statements made or incorporated by reference in this prospectus rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

LACLEDE GAS COMPANY

We are the largest natural gas distribution utility in Missouri, founded in 1857 as The Laclede Gas Light Company. We serve approximately 630,000 residential, commercial and industrial customers in metropolitan St. Louis and surrounding counties in eastern Missouri. Our utility operations are subject to the jurisdiction of the Missouri Public Service Commission. Generally, we sell gas for house heating, certain other household uses, and we sell and transport gas for commercial and industrial space heating and other industrial uses. We employed 1,641 persons at September 30, 2012.

For the fiscal year ended September 30, 2012, we had utility operating revenues of $765 million, approximately 64% of which came from sales to residential customers and 21% from sales to commercial and industrial customers. The balance of our utility operating revenues is primarily attributable to our on-system transportation services and our off-system sales, and capacity release services. Due to the seasonal nature of our business, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. We are a wholly owned subsidiary of The Laclede Group, Inc. (NYSE:LG), a holding company, and we contributed approximately 69% of The Laclede Group, Inc.’s consolidated operating revenues for the fiscal year ended September 30, 2012.

Our principal offices are located at 720 Olive Street, St. Louis, Missouri, 63101 and our telephone number is 314-342-0500.

USE OF PROCEEDS

Unless we state otherwise in any applicable prospectus supplement, we intend to use the net proceeds from any sale of the offered securities for general corporate purposes, including for working capital, repaying indebtedness, and funding capital projects and acquisitions.

We may set forth additional information on the use of net proceeds from a particular offering of securities in the prospectus supplement relating to that offering.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the respective periods indicated:

	Fiscal Year Ended September 30,					12 Months Ended June 30, 2013
	2008	2009	2010	2011	2012
Ratio of earnings to fixed charges	2.71	2.46	3.02	3.81	3.56	3.93

For purposes of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include all interest expense, and the portion of rent expense deemed representative of the interest component.

DESCRIPTION OF FIRST MORTGAGE BONDS

General

The following description sets forth certain general terms and provisions of first mortgage bonds that we may offer by this prospectus. We may issue first mortgage bonds from time to time in one or more series. Each series of first mortgage bonds will be issued under our Mortgage and Deed of Trust, dated as of February 1, 1945, to UMB Bank & Trust, n.a., successor trustee, as amended and supplemented by supplemental indentures and as may be further amended and supplemented from time to time, collectively referred to as our “mortgage.” Our mortgage is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and you should read our mortgage for provisions that may be important to you. Our mortgage has been qualified under the Trust Indenture Act of 1939, as amended.

The prospectus supplement relating to any series of first mortgage bonds being offered will include specific terms of that offering, including:

•	the date or dates on which the principal of the first mortgage bonds will be payable and how it will be paid;

•	the rate or rates at which the first mortgage bonds will bear interest;

•	the date or dates from which interest on the first mortgage bonds will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

•	the place for payment and for the registration and transfer of the first mortgage bonds;

•	any date or dates on which, and the price or prices at which, the first mortgage bonds may be redeemed at our option and any restrictions on such redemption;

•	any sinking fund or other provisions or options held by holders of first mortgage bonds that would obligate us to repurchase or otherwise redeem the first mortgage bonds; and

•	any other terms of the first mortgage bonds not inconsistent with terms of our mortgage.

Unless otherwise indicated in the prospectus supplement, the first mortgage bonds will be issued in denominations of $1,000 and integral multiples thereof. At June 30, 2013, we had outstanding $440 million principal amount of first mortgage bonds issued under our mortgage.

Payment and Paying Agent

Principal, interest and any premium on first mortgage bonds issued in the form of global securities will be paid as described below in “Book-Entry Securities.”

Unless otherwise specified in the applicable prospectus supplement, interest on the first mortgage bonds payable on the applicable interest payment date will be paid to the person in whose name the first mortgage bond is registered at the close of business on the record date for the interest payment date. However, if we default in the payment of interest on any first mortgage bond, the defaulted interest will be paid to the person in whose name the first mortgage bond is registered on the date of payment of such defaulted interest.

Unless otherwise specified in the applicable prospectus supplement, principal, interest and any premium on first mortgage bonds in certificated form will be payable at the corporate trust office of the trustee as paying agent for us, or we may direct payment of interest by wire or checks mailed to the registered owners of the first mortgage bonds. We may change the place of payment on the first mortgage bonds, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion.

Registration and Transfer

Unless otherwise indicated in the applicable prospectus supplement, first mortgage bonds will initially be issued in the form of one or more global securities, registered in form, without coupons, as described under “Book-Entry Securities.” The global securities will be registered in the name of a nominee of The Depository Trust Company, as depository, and deposited with, or on behalf of, the depository. Except as described under “Book-Entry Securities,” owners of beneficial interests in a global security will not be entitled to have first mortgage bonds registered in their names, will not be entitled to receive physical delivery of any first mortgage bonds and will not be considered the registered holders of the bonds under our mortgage. First mortgage bonds may be exchanged for other first mortgage bonds of the same series in any authorized denominations for a like aggregate principal amount. Our mortgage allows us at our option to charge up to two dollars per first mortgage bond for a transfer or exchange as well as a sum sufficient to cover any applicable taxes or other governmental charges in either case. However, we are not required to make transfers or exchanges of first mortgage bonds:

•	for a period of ten days prior to an interest payment date;

•	for a period of fifteen days prior to the selection of first mortgage bonds for redemption; or

•	of any first mortgage bonds called or selected for redemption in full.

Security

Our mortgage creates a continuing lien to secure the payment of the principal of, and interest and any premium on, all first mortgage bonds issued under our mortgage, which are in all respects equally and ratably secured without preference, priority or distinction. The lien of our mortgage covers substantially all of our properties (real, personal and mixed) and franchises, whether now owned or hereafter acquired, other than cash, shares of stock, obligations (including bonds, notes and other securities), property acquired for the purpose of sale or resale in the usual course of business or for consumption in the operation of our properties, construction equipment acquired for temporary use, vehicles and automobiles, and all judgments, accounts and choses in action.

Our mortgage allows certain permitted liens and encumbrances:

•	restrictions, exceptions and reservations of easements, rights of way or otherwise contained in any and all deeds and/or other conveyances under or through which we claim title thereto;

•

with respect to property acquired since the execution of our mortgage, all defects and limitations of title and all other encumbrances existing at the time of such acquisition, including any purchase money mortgage or lien created at the time of acquisition;

•	defects of title with respect to certain real estate of minor importance acquired by us since 1945;

•	liens and deeds of trust on our leasehold estate at our general offices; and

•	excepted encumbrances as defined in our mortgage.

Satisfaction and Discharge

We will be discharged from our obligations on the first mortgage bonds, or any portion of the principal amount of the first mortgage bonds, if we irrevocably deposit with the trustee sufficient cash to pay the principal, or portion of principal, interest and any other sums when due on the first mortgage bonds at their maturity, stated maturity date or redemption.

Our mortgage will be deemed satisfied and discharged when no first mortgage bonds issued under our mortgage remain outstanding and when we have paid all other sums payable by us under our mortgage.

Consolidation, Merger and Sale of Assets

Our mortgage does not prevent our consolidation with or merger into another corporation or our sale or lease of all or substantially all of the mortgaged property to a corporation provided:

•	we effect the transaction so as to preserve and not impair the lien of our mortgage;

•	any lease is subject to immediate termination by (a) us or the trustee at any time during a completed default under our mortgage or (b) a purchaser of the property at a sale under our mortgage; and

•

the payment of the principal and interest of all first mortgage bonds issued under our mortgage and the performance and observance of all of our covenants and conditions in our mortgage are expressly assumed by the successor corporation.

The successor corporation may exercise our same powers and rights under our mortgage. Our mortgage will not become a lien upon any of the property or franchises of the successor corporation, except:

•	property which the successor corporation may acquire or construct which becomes an integral part of the property covered by our mortgage;

•	property used by the successor corporation as the basis under our mortgage for the issuance of first mortgage bonds; or

•

franchises, repairs and additional property as may be acquired, made or constructed by the successor corporation (a) to maintain, renew and preserve the mortgaged property or (b) in pursuance of some covenant or agreement under our mortgage.

Our mortgage does not restrict transactions in which we are the surviving entity.

Eminent Domain Provision

If any governmental body or agency exercises any right that it may have through eminent domain or otherwise to purchase or designate a purchaser of all or substantially all of the mortgaged property, or if we sell all or substantially all of the mortgaged property to any governmental body or agency, then we shall have the right to redeem all first mortgage bonds outstanding under our mortgage. The first mortgage bonds would be redeemed at their principal amounts plus accrued interest to the date of redemption together with any premiums as may be required. We covenant that in any of such events we will deposit with the trustee an amount in cash as needed so that all monies then held by the trustee shall be sufficient to redeem all first mortgage bonds outstanding under our mortgage. The trustee will then take such steps as may be necessary to effect the redemption. The trustee will use the deposited monies for the redemption. If we fail to take any steps necessary to effect the prompt redemption of the first mortgage bonds, the trustee shall have the power, in our name or otherwise, to take such steps. The trustee, however, is under no obligation to take any such steps unless the amount of cash on deposit with the trustee shall be sufficient to effect the redemption.

Dividend Restriction Covenant

Our mortgage contains several restrictions on our ability to pay dividends on our common stock. Under the most restrictive of these provisions, we may not declare or pay any dividend if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953 would exceed a maximum amount determined by using a formula in our mortgage, which is described below. This provision does not, however, restrict dividends paid in the form of our common stock. In addition, the amount we have spent on the acquisition or retirement of our common stock since that date is added to, and the amount received from the issuance of new stock is deducted from, the aggregate amount spent for dividends. Under our mortgage’s formula, the maximum amount is the sum of $8 million plus our earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953, to the last day of the quarter before the declarations or payment date for the dividend. As of June 30, 2013, the amount under our mortgage’s formula that was available to pay dividends was $402 million.

Issuance of Additional First Mortgage Bonds

The aggregate amount of first mortgage bonds that may be issued under our mortgage is unlimited. Our board of directors shall determine, for each series of first mortgage bonds, denominations, maturity, interest rate, redemption or sinking fund provisions, and other terms. Sinking fund, redemption or maintenance and improvement fund provisions for first mortgage bonds of one series may be inapplicable to first mortgage bonds of another series.

Our mortgage permits the three different types of issuances of additional first mortgage bonds: (1) on the basis of unfunded property additions not subject to a prior lien, in a principal amount not exceeding 60% of the cost or fair value thereof, whichever is less; (2) on the basis of retired first mortgage bonds previously outstanding and not made the basis of certain credits under other provisions of our mortgage; and (3) on the basis of cash deposited with the trustee, which we may later withdraw after substituting either property additions or retired first mortgage bonds.

At June 30, 2013, approximately $464 million principal amount of first mortgage bonds was issuable under clause (1) above and no first mortgage bonds were issuable under clause (2) above.

Notwithstanding the foregoing, additional first mortgage bonds generally may not be issued unless our net earnings for 12 consecutive months within the 15 months preceding such issuance is equal to or greater than 2  1/4 times the annual interest charges on all first mortgage bonds and prior lien bonds then outstanding and then being issued. We do not need to comply with the earnings test under clause (2) above if the interest attributable to the retired bonds was included in a net earnings certificate delivered to the trustee and the interest rate on the new first mortgage bonds is less than the interest rate of the retired bonds.

Release and Substitution of Property

Unless we are in default under our mortgage, property may be released against cash or, to a limited extent, purchase money mortgages, property additions, and the waiver of the right to issue first mortgage bonds. Any cash deposited may be withdrawn upon the basis of property additions and the waiver of the right to issue first mortgage bonds on the basis of property additions. Our mortgage contains special provisions with respect to pledged prior lien bonds.

Events of Default and Remedies

A “completed default” under our mortgage means any of the following:

•	failure to pay the principal of any first mortgage bond when due, whether at its stated maturity or by declaration, redemption or otherwise;

•	failure to pay interest on any first mortgage bond within 60 days of when it is due;

•	failure to pay any interest on or principal of any outstanding prior lien bonds within any applicable grace period;

•	certain events involving our bankruptcy, insolvency or reorganization for a period of 90 days or more or our written admission of our inability to pay our debts generally as they mature; or

•	failure to perform any covenant, agreement or condition in our mortgage within 90 days of notice thereof to us from the trustee.

Our mortgage provides that if a completed default happens, the trustee may, and upon written request of the holders of a majority in principal amount of the first mortgage bonds then outstanding will, declare the principal and accrued interest then owing immediately due and payable. However, after that declaration but before any sale under that declaration, the holders of a majority in principal amount of all outstanding first mortgage bonds may, under certain circumstances, rescind and annul the declaration if all agreements with respect to the completed default have been fully performed and all interest in arrears and expenses and charges have been paid. Upon the occurrence of a completed default, the trustee may take possession of, manage, and operate the property. In addition, the trustee may sell all of the property, or those parcels as the holders of a majority in principal amount of the first mortgage bonds outstanding may determine.

Subject to the provisions of our mortgage relating to the duties of the trustee, if an event of a completed default occurs and continues, the trustee is under no obligation to exercise any of its rights or powers under our mortgage unless the holders of a majority in principal amount of the first mortgage bonds then outstanding have requested the trustee to take action and have adequately indemnified the trustee. In addition, the holders of a majority in principal amount of the first mortgage bonds then outstanding have the right to direct the time, method, and place of conducting any proceedings for any remedy available to the trustee and to exercise any trust or power conferred on the trustee.

Our mortgage provides that the trustee, within 90 days after the occurrence of a completed default, will give notice to the holders of the default, unless the default is cured before the giving of the notice. In the case of a default in the payment of the principal of or interest on any of the first mortgage bonds, however, the trustee is protected in withholding notice if it determines in good faith that the withholding of the notice is in the interest of the holders of first mortgage bonds.

Holders of first mortgage bonds have no right to institute any suit, action or proceeding in equity or at law for the foreclosure of our mortgage, for the execution of any trust, for the appointment of a receiver or any other remedy unless:

•	prior notice is given to the trustee of a completed default;

•	holders of at least 25% of the first mortgage bonds then outstanding request the trustee, and offer it reasonable opportunity, to proceed;

•	offer the trustee adequate security and indemnity; and

•	the trustee within 60 days of the notice fails or refuses to institute such action.

Our mortgage also provides that a court in its discretion may require, in any suit to enforce any provision of our mortgage or against the trustee, the filing by the party filing the suit of an undertaking to pay the costs of the suit. The court may also assess reasonable costs including attorneys’ fees against any party to the suit. These provisions do not apply, however, to a suit filed by the trustee or any bondholder for the payment of principal or interest on any first mortgage bond on or after the stated due date of the first mortgage bond.

Compliance Certificates

We are required to furnish annually to the trustee a certificate as to compliance with all conditions and covenants under our mortgage. We must provide similar certificates to the trustee upon each release of property from the lien of our mortgage and upon each issuance of additional first mortgage bonds. Further, our mortgage requires us to deliver a similar certificate to the trustee each time we declare a dividend, make any other payment or distribution on our capital stock, or purchase, redeem, acquire or retire any shares of our capital stock.

Trustee

UMB Bank & Trust, n.a., is the trustee under our mortgage. UMB Bank, n.a., an affiliate of the trustee is a participant in our syndicated line of credit and that of our parent.

Modification of Mortgage

Our mortgage contains provisions permitting modification of our mortgage by consent of the holders of two-thirds in principal amount of all first mortgage bonds whose rights are affected by such modification. However, no modification may:

•	extend the maturity of the principal of any first mortgage bonds,

•	reduce the rate of interest on any first mortgage bond,

•	modify any other term of payment of principal and interest,

•	deprive to any holder of a first mortgage bond the mortgage lien,

•	create a lien on the mortgaged property ranking equal or prior to the mortgage lien, or

•	reduce the percentage required for modification,

without the consent of any holder of first mortgage bonds affected by the modification. Holders of at least three-fourths in principal of the first mortgage bonds outstanding (including first mortgage bonds offered by this prospectus), however, may consent to the postponement of any interest payment for a period not exceeding three years from its due date.

Reservation of Rights

In the supplemental indentures for our first mortgage bonds issued on or after August 6, 2013, we have reserved the right to amend or supplement our mortgage without any consent or other action of the holders of any series of first mortgage bonds created on or after August 6, 2013, for any of the following purposes, which changes are intended to update the mortgage to reflect similar provisions in more recent first mortgage bond indentures of other comparable issuers:

•	to provide that any “Treasurer’s certificate,” “engineer’s certificate” and “net earnings certificate” may be executed by additional officers of the Company;

•

to provide for an increase in the bonding ratio of property additions to 75% from 60% such that first mortgage bonds may be authenticated upon the basis of property additions for a principal amount not exceeding 75% of the balance of the cost or fair value (whichever is less) of such property additions as calculated in accordance with the mortgage and to make related conforming changes in the mortgage;

•	to provide for certain exclusions from the calculation of operating expenses in determining the net earnings of the Company for any net earnings certificate;

•	to provide information for the delivery of notices to the trustee and the Company;

•	to permit the Company to provide notice of redemption with respect to a series of first mortgage bonds on a conditional basis;

•

to permit the Company to release property from the lien of the mortgage; provided that the aggregate fair value of such property, together with all other property released pursuant to this provision in a given calendar year, does not exceed the greater of $20 million or 3% of the aggregate principal amount of first mortgage bonds outstanding and that the Company (i) deposits with the trustee an amount in cash equal to 75% of the aggregate cost or fair value (whichever is less) of any released properties that constitute funded property or (ii) identifies property additions not constituting funded property to take the place of the funded property being released, which property additions shall thereafter constitute funded property, and the Company shall waive the right to use such property additions as the basis for the authentication and delivery of bonds;

•	to clarify the requirements for serving as a trustee under the mortgage and eliminate the requirement that the trustee have its principal office in the City of New York or the City of St. Louis;

•	to provide that a corporation may succeed the trustee based on a transfer of substantially all of the corporate trust business of the trustee to such corporation;

•	to increase to 25% from 15% the minimum holders in principal amount of first mortgage bonds outstanding necessary to request that the trustee call a meeting of bondholders;

•	to provide that, for any meeting of bondholders, the holders of not less than a majority in principal amount of first mortgage bonds outstanding shall constitute a quorum;

•

to provide that any modification or alteration of the mortgage shall be adopted by the affirmative vote of the holders of at least a majority in principal amount of first mortgage bonds outstanding entitled to vote on such matter;

•	to provide that, in lieu of a meeting, bondholders may act for any purpose under Article XX of the mortgage in writing and otherwise in accordance with the mortgage;

•

to correct or amplify the description of property subject to the lien of the mortgage, to better assure, convey and confirm to the trustee any property required to be subject to the mortgage or to subject additional property to the lien of the mortgage;

•

to change or eliminate any provision of the mortgage or to add any new provision to the mortgage, provided that the change, elimination or addition must not adversely affect the interests of the holders of the first mortgage bonds of any series;

•	to provide that our mortgage shall be deemed to be amended to comply with the Trust Indenture Act of 1939, as in effect from time to time; and

•	to make explicit that the mortgage shall be governed by and construed in accordance with the laws of the State of Missouri, subject to certain exceptions.

Each holder of first mortgage bonds issued on or after August 6, 2013, by its acquisition of an interest in such bonds, will irrevocably (a) consent to the amendments to the mortgage described above, whether as a condition precedent to the authentication and delivery of such bonds or otherwise, without any other or further action by any holder of such bonds, and (b) designate the Company, and its successors, as its proxy with irrevocable instructions to vote and deliver written consents on behalf of such holder in favor of such amendment at any meeting of bondholders, in lieu of any meeting of bondholders, in response to any consent solicitation or otherwise.

Maintenance and Improvement Fund

First mortgage bonds issued on and after June 9, 2006 will not be entitled to the benefits of a maintenance and improvement fund. However, so long as the outstanding series of first mortgage bonds created prior to June 9, 2006 remain outstanding, we will be required to comply with the maintenance and improvement fund requirements. Those requirements include paying annually to the trustee cash equal to 2 3/4% of the average amount of our gross property account less certain credits. These credits consist of:

•	credit for ordinary maintenance and repairs to the mortgaged property in the calendar year in question;

•

credit for expenditures since August 31, 1942 for property additions that have not been made the basis for the issuance of first mortgage bonds, for a prior credit or as to which the right to have first mortgage bonds authenticated has been waived (this credit is limited to the cost of mortgaged property retired subsequent to August 31, 1942);

•	credit for property additions that could be the basis for the issuance of first mortgage bonds, but which first mortgage bonds have not yet been issued;

•	credit for outstanding first mortgage bonds surrendered to the trustee for cancellation; and

•	credit up to $2,000,000 for the payment of certain debentures that were issued in 1945 and have now been paid.

If the credits taken exceed the amount of the annual payment that would otherwise be required, the excess credits may be carried forward from year to year. We may choose to use these excess credits or to deposit cash into the fund. Any cash so deposited may be withdrawn on the basis of those credits or used to redeem first mortgage bonds. Any cash not so withdrawn or used within three years from the receipt thereof by the trustee shall be used by the trustee to redeem first mortgage bonds. The credit balance that is shown on the most recent certificate, which was filed in 2013 for the calendar year 2012 and may, therefore, be carried forward, is $120 million.

DESCRIPTION OF UNSECURED DEBT SECURITIES

General

The following description sets forth certain general terms and provisions of unsecured debt securities that we may offer by this prospectus. We may issue debt securities from time to time in one or more series. Each series of debt securities will be issued under our indenture between us and the trustee. The form of our indenture is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and you should read our indenture for provisions that may be important to you. Our indenture will be qualified under the Trust Indenture Act of 1939, as amended.

The debt securities will be our direct senior, unsecured and unsubordinated general obligations. The debt securities will rank equally with any of our other senior, unsecured and unsubordinated debt. As of June 30, 2013, we had no short-term unsecured debt outstanding, and $440 million principal amount, with no current obligations, of first mortgage bonds issued and outstanding under our mortgage. Our indenture does not restrict our ability to issue additional first mortgage bonds under our mortgage.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to that offering, including:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable and how it will be paid;

•	the rate or rates at which the debt securities will bear interest, or how such rate or rates will be determined;

•	the date or dates from which interest on the debt securities will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

•	any right to extend the interest payment periods for the debt securities and the duration of the extension;

•	the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

•	any date or dates on which, and the price or prices at which, the debt securities may be redeemed at our option and any restrictions on such redemptions;

•	any sinking fund or other provisions or options held by holders of debt securities that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes or additions to the events of default under our indenture or changes or additions to our covenants under our indenture;

•	if the debt securities will be issued in denominations other than $1,000;

•	if payments on the debt securities may be made in a currency or currencies other than United States dollars;

•	any convertible feature or options regarding the debt securities;

•	any rights or duties of another person to assume our obligations with respect to the debt securities;

•	any collateral, security, assurance or guarantee for the debt securities; and

•	any other terms of the debt securities not inconsistent with terms of our indenture.

Our indenture does not limit the principal amount of debt securities that may be issued. Our indenture allows debt securities to be issued up to the principal amount that may be authorized by us.

Debt securities may be sold at a discount below their principal amount. United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the prospectus supplement. In addition, certain United States federal income tax or other considerations applicable to any debt securities that are denominated or payable in a currency or currency unit other than United States dollars may be described in the prospectus supplement.

Except as may otherwise be described in the applicable prospectus supplement, the covenants contained in our indenture will not afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control.

Payment and Paying Agents

Except as may be provided in the applicable prospectus supplement, interest, if any, on each debt security payable on each interest payment date will be paid to the person in whose name such debt security is registered as of the close of business on the regular record date for the interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a date to be fixed by the trustee, which will be between 10 and 15 days prior to the date proposed by us for payment of such defaulted interest or in any other manner permitted by any securities exchange on which such debt security may be listed, if the trustee finds it practicable.

Unless otherwise specified in the applicable prospectus supplement, principal of, and premium, if any, and interest, if any, on the debt securities at maturity will be payable upon presentation of the debt securities at the trustee’s corporate trust office. We may change the place of payment on the debt securities, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion.

Registration and Transfer

Unless otherwise specified in the applicable prospectus supplement, the transfer of debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the trustee’s corporate trust office. We may change the place for registration of transfer and exchange of the debt securities and may designate additional places for such registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed. We will not be required to execute or to provide for the registration of transfer of, or the exchange of, (a) any debt security during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption except the unredeemed portion of any debt security being redeemed in part.

Defeasance and Discharge

Unless the applicable prospectus supplement states otherwise, the indenture, with respect to any and all series of debt securities, will be discharged and canceled (except for certain specified surviving obligations) if, among other things, we pay, in full, the principal of (and premium, if any) and interest on all series of the debt securities and all other sums required under the indenture and we deliver a certificate to the trustee stating that we have complied with all conditions precedent relating to the satisfaction and discharge of the indenture.

In addition, we may at any time terminate certain of our obligations under the indenture with respect to the debt securities of any series or terminate our obligations under certain covenants set forth in the indenture (after which any omission to comply with such obligations shall not constitute a default with respect to the debt securities) if we irrevocably deposit in trust with the trustee for the debt securities, for the benefit of the holders, cash or United States government obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of and premium and interest, if any, on the dates such payments are due in accordance with the terms of the indenture and the debt securities; provided that such funds shall have been on deposit with such trustee for a period of at least 90 days, or such trustee shall have received an opinion of counsel to the effect that payments to holders with such monies as proceeds are not recoverable as a preference under any applicable United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors. We must also comply with certain other conditions, including (under certain circumstances) the delivery of an opinion of counsel to the effect that the holder of the debt securities will not realize income, gain or loss for federal income tax purposes as a result of such defeasance. The opinion of counsel may be required to be accompanied by a ruling of the Internal Revenue Service issued to us or based on a change in law or regulation occurring after the date of the indenture.

Consolidation, Merger, and Sale of Assets

Under the terms of our indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

•	the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all debt securities and under our indenture;

•

immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing; and

•	we shall have delivered to the trustee an officer’s certificate and an opinion of counsel as to compliance with the foregoing.

The terms of our indenture do not restrict us in a merger in which we are the surviving entity.

Events of Default

“Event of default” when used in our indenture with respect to any series of debt securities, means any of the following:

•	failure to pay interest, if any, on any debt security of the applicable series for 60 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security of the applicable series within three business days after its maturity;

•

failure to perform any other covenant in our indenture, other than a covenant that does not relate to that series of debt securities, that continues for 90 days after we receive written notice from the trustee, or we and the trustee receive a written notice from 33% of the holders of the debt securities of that series; however, the trustee or the trustee and the holders of such principal amount of debt securities of this series can agree to an extension of the 90-day period and that an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	any other event of default included in any supplemental indenture or officer’s certificate for a specific series of debt securities.

The trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, premium or interest, if it considers such withholding of notice to be in the interests of the holders. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under our indenture.

Remedies

If an event of default with respect to fewer than all the series of debt securities occurs and continues, either the trustee or the holders of at least 33% in principal amount of the debt securities of such series may declare the entire principal amount of all the debt securities of such series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to all outstanding debt securities under our indenture, only the trustee or holders of at least 33% in principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make such a declaration of acceleration.

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to such declaration of acceleration will be considered waived, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

•	all overdue interest, if any, on all debt securities of the series;

•	the principal of, and premium, if any, on, any debt securities of the series which have otherwise become due and interest, if any, that is currently due;

•	interest, if any, on overdue interest; and

•	all amounts due to the trustee under our indenture; or

•	any other event of default with respect to the debt securities of that series has been cured or waived as provided in our indenture.

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Other than its duties in case of an event of default, the trustee is not obligated to exercise any of its rights or powers under our indenture at the request, order or direction of any of the holders, unless the holders offer the trustee a reasonable indemnity. If they provide a reasonable indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee. However, if the event of default relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. The trustee is not obligated to comply with directions that conflict with law or other provisions of our indenture.

No holder of debt securities of any series will have any right to institute any proceeding under our indenture, or to exercise any remedy under our indenture, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•

the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the trustee and have offered reasonable indemnity to the trustee to institute proceedings; and

•	the trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of holders during that period.

However, such limitations do not apply to a suit by a holder of a debt security for payment of the principal of, or premium, if any, or interest, if any, on, a debt security on or after the applicable due date.

Annual Notice to Trustee

We will provide to the trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under our indenture.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in our indenture and in the debt securities;

•	to add additional covenants or to surrender any of our rights or powers under our indenture;

•	to add additional events of default;

•

to change, eliminate, or add any provision to our indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, such change, elimination, or addition will become effective only:

•	when the consent of the holders of debt securities of such series has been obtained in accordance with our indenture; or

•	when no debt securities of the affected series remain outstanding under our indenture;

•	to provide collateral security for all but not part of the debt securities;

•	to establish the form or terms of debt securities of any other series as permitted by our indenture;

•	to provide for the authentication and delivery of bearer securities and coupons attached thereto;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or

•

to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under our indenture, provided that such action shall not adversely affect the interests of the holders of debt securities of any series in any material respect.

The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding may waive our compliance with certain restrictive provisions of our indenture. The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under our indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of our indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected.

If the Trust Indenture Act of 1939 is amended after the date of our indenture in such a way as to require changes to our indenture, our indenture will be deemed to be amended so as to conform to such amendment of the Trust Indenture Act of 1939. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence such an amendment.

The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding is required for all other modifications to our indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating such interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder;

•

reduce the percentage in principal amount of the outstanding debt securities of any series whose consent is required for any supplemental indenture or any waiver of compliance with a provision of our indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

•

modify certain of the provisions of our indenture relating to supplemental indentures, waivers of certain covenants and waiver of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

A supplemental indenture that changes our indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under our indenture of the holders of the debt securities of any other series.

Our indenture provides that debt securities owned by us or anyone else required to make payment on the debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other act of the holders, but we shall have no obligation to do so. If a record date is fixed for that purpose, the request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of those debt securities. A transferee will be bound by acts of the trustee or us taken in reliance upon an act of holders whether or not notation of that action is made upon that debt security.

Notices

Notices to holders of debt securities will be given by mail to the addresses of the holders as they may appear in the security register for the debt securities.

Title

We, the trustee, and any agent of us or the trustee, may treat the person in whose name debt securities are registered as the absolute owner of those debt securities, whether or not those debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary.

Governing Law

Our indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

We will appoint the trustee under our indenture. A trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the trustee and us. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a resolution of our board of directors appointing a successor trustee and that successor has accepted such appointment in accordance with the terms of our indenture, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with our indenture.

DESCRIPTION OF PREFERRED STOCK

General

The following description of our preferred stock is a summary and is qualified by reference to (1) our articles of incorporation and bylaws that have been previously filed with the SEC and are exhibits to the registration statement of which this prospectus is a part and (2) the applicable provisions of The Missouri General and Business Corporation Law.

Under our articles of incorporation, we are authorized to issue up to 1,480,000 shares of preferred stock, $25 par value per share. At June 30, 2013, no shares of preferred stock were issued and outstanding.

Description of Preferred Stock

Our articles of incorporation authorize our board of directors to approve the issuance of preferred stock in one or more series, without shareholder action. Our board can determine the rights, preferences and limitations of each series. Prior to the issuance of a series of preferred stock, our board will adopt resolutions creating and designating the series as a series of preferred stock. Our board of directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the dividend rate, the dates of payment, and the date from which dividends will accumulate, if dividends are to be cumulative;

•	whether and upon what terms the shares will be redeemable;

•	whether and upon what terms the shares will have a sinking fund;

•	whether and upon what terms the shares will be convertible or exchangeable;

•	whether the shares will have voting rights and the terms thereof;

•	any amounts payable to the holders upon liquidation or dissolution, if any; and

•	any other preferences, qualifications, limitations, restrictions and special or relative rights.

These terms will be described in the prospectus supplement for any series of preferred stock that we offer. In addition, you should read the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

•	the title of the series of preferred stock and the number of shares offered;

•	the initial public offering price at which we will issue the preferred stock;

•	any convertible feature of the series of preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges and limitations and restrictions.

When we issue the preferred stock, the shares will be fully paid and non-assessable. This means that the full purchase price for the outstanding preferred stock will have been paid and the holder of such preferred stock will not be assessed any additional monies for such preferred stock. Unless the applicable prospectus supplement specifies otherwise:

•	each series of preferred stock will rank senior to our common stock and equally in all respects with the outstanding shares of each other series of preferred stock; and

•

the preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue in the future. This means that the holder of preferred stock will have no right, as holder of preferred stock, to buy any portion of those issued securities.

BOOK-ENTRY SECURITIES

Unless otherwise specified in the applicable prospectus supplement, the securities offered by this prospectus will be issued to investors in the form of one or more book-entry certificates registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be The Depository Trust Company (“DTC”). We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede & Co. is expected to be the initial registered holder of all securities that are issued in book-entry form.

No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede & Co., as the registered holder of such securities.

DTC has informed us that it is:

•	a limited-purpose trust company organized under New York banking laws;

•	a “banking organization” within the meaning of the New York banking laws;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act.

DTC has also informed us that it was created to:

•	hold securities for “participants”; and

•

facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments as payments will be forwarded by our agent to Cede & Co., as nominee for DTC. These payments will be forwarded to DTC’s participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee or depositary as registered holders of the securities entitled to the benefits of the certificate, our mortgage, our indenture or any other instrument governing the securities, as the case may be. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with whom beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants who, in turn, act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under our mortgage, our indenture or any other instrument governing the securities, as the case may be, only at the direction of one or more participants to whose accounts with DTC the securities are credited.

According to DTC, it has provided information with respect to DTC to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered;

•	a completed default has occurred and is continuing under our mortgage or an event of default has occurred and is continuing under our indenture; or

•

we execute and deliver to the applicable registrar, transfer agent or trustee, as the case may be, an order complying with the requirements of our mortgage, our indenture or other instrument governing the book-entry security, as the case may be, that it will be so exchangeable.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the registrar, trustee or transfer agent, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, those persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

Except as described above:

•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depositary appointed by us; and

•

DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

None of us, any trustee, any registrar and transfer agent, or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

PLAN OF DISTRIBUTION

We may sell the offered securities through the solicitation of proposals of underwriters or dealers to purchase the offered securities, through underwriters or dealers on a negotiated basis, through agents or directly to a limited number of purchasers or to a single purchaser.

The prospectus supplement with respect to each offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to us from their sale;

•	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the offered securities may be listed.

Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters

If underwriters are used in the sale, they will acquire the offered securities for their own account and may resell them on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the names of the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

Dealers

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents

The offered securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the offered securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

Direct Sales

The offered securities may be sold directly by us to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the applicable prospectus supplement.

Indemnification

Agents, dealers and underwriters and the persons who control them may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which these agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Remarketing

The offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment under their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities they remarket. Remarketing firms may be entitled, under agreements that may be entered into with us, to indemnification or contribution by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions or perform services for us in the ordinary course of business.

No Assurance of Liquidity

The offered securities may or may not be listed on a national securities exchange. You should read the prospectus supplement for a discussion of this matter. We cannot assure you there will be a market for any of the offered securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Mark C. Darrell, who serves as Senior Vice President, General Counsel and Chief Compliance Officer of The Laclede Group, Inc., or Akin Gump Strauss Hauer & Feld LLP, New York, New York and for any underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Mr. Darrell is a salaried employee and earns stock-based compensation on The Laclede Group, Inc.’s common stock. Pursuant to various stock and employee benefit plans, Mr. Darrell is eligible to purchase and receive shares of The Laclede Group, Inc.’s common stock and to receive options to purchase shares of The Laclede Group, Inc.’s common stock. He does not own any Laclede Gas Company securities.

EXPERTS

The financial statements, and the related financial statement schedule for Laclede Gas Company, incorporated in this prospectus by reference from our Annual Report on Form 10-K, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Missouri Gas Energy as of December 31, 2012 and 2011, and for the period from March 26, 2012 to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011 and 2010, incorporated by reference in this prospectus have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

$450,000,000

Laclede Gas Company

$100,000,000 2.000% Series First Mortgage Bonds due 2018

$250,000,000 3.400% Series First Mortgage Bonds due 2023

$100,000,000 4.625% Series First Mortgage Bonds due 2043

PROSPECTUS SUPPLEMENT

August 6, 2013

Wells Fargo Securities

US Bancorp

Fifth Third Securities, Inc.	Commerce Bank — Capital Markets Group	UMB Financial Services, Inc.